Heritage
FINANCIAL GROUP

ANNUAL REPORT 2009


10011737

There for you then,

{ here for you now }

Lending our strength since 1955.

Heritage Financial Group is the mid-tier holding company for HeritageBank of the South, a community-oriented bank serving primarily South Georgia and North Central Florida through 10 full-service banking offices. The Company has a pending purchase agreement that will add five additional branches in both Southeast and Southwest Georgia when it closes, as expected, in the second quarter of 2010.

Heritage, MHC, a mutual holding company formed in 2002, holds approximately 76% of the shares of Heritage Financial Group; the remaining 24% of Heritage Financial Group's shares are held by public stockholders. For more information about the Company, visit HeritageBank of the South on the Web at www.eheritagebank.com, and see Investor Relations under About Us.

Financial Highlights



(dollars in thousands, except per share amounts)	2009	2008
Financial position at December 31,		
Total assets	$ 571,948	$ 502,058
Loans receivable	334,139	302,488
Allowance for loan losses	6,060	4,951
Total deposits	426,607	338,546
Total stockholders' equity	60,817	62,213
Book value per share	5.99	6.12
Tangible book value per share	5.83	6.02
Operations for the year ended December 31,		
Net interest income	$ 14,607	$ 14,701
Provision for loan losses	7,500	3,350
Net interest income after provision for loan losses	7,107	11,351
Non-interest income	7,787	4,588
Non-interest expense	18,271	17,429
Loss before income taxes	(3,377)	(1,490)
Income taxes	(1,724)	(1,228)
Net loss	$ (1,653)	$ (262)
Basic and diluted loss per share	$ (0.16)	$ (0.03)
Cash dividends per share	$ 0.32	$ 0.28

Letter to Stockholders

As we expected, 2009 was another challenging year for our industry and for our bank, as the impact of the recession continued to widen. Declining real estate values, extraordinarily high unemployment and tough business conditions translated into higher credit losses for 2009. Philosophically, we have always believed it is important and a good banking practice to be aggressive in identifying credits that exhibit signs of weakness or deterioration and to determine what loss, if any, should be provided for in a timely manner. This process has allowed us to remain in front of our credit problems and be proactive in dealing with credit issues, rather than simply being reactive. Because of our aggressive stance toward credit losses, we incurred a net loss for the year of $1,653,000 or $0.16 per share, which compared with the net loss of $262,000 or $0.03 per share we experienced for 2008 with the onset of the economic downturn.

This recession has revealed just how necessary capital strength is to a bank's ability to ride out the economic downturn and in providing financial flexibility to pursue emerging opportunities. Despite absorbing the impact of the recession for a second consecutive year, Heritage Financial Group continued to enjoy a strong capital position in 2009, which has positioned us to capitalize on several positive developments in recent months that bode well for our future growth. Additionally, there were encouraging signals elsewhere on our balance sheet as the year ended and in our operations, further boosting our optimism for the Company's prospects as the economy improves.

At the end of 2009, our capital levels remained considerably above those required for a financial institution to be considered as "well-capitalized" – the highest capital rating category we can achieve under regulatory standards. Our total risk-based capital ratio was 16.8% at December 31, 2009; as such, it continued to significantly exceed the required minimum of 10% to be considered a well-capitalized institution.

This strong capital position has enabled us to take advantage of several attractive expansion opportunities. In the last half of 2009, we purchased a branch office in Lake City, Florida, adding a second market in that state to complement our 2006 expansion into Florida with de novo branching in Ocala, where we subsequently have added a second branch. Lake City helps fill in our footprint between Albany and Ocala, and added approximately $10 million in loans and $41 million in deposits to our balance sheet.

In December 2009, we also entered into a definitive whole-bank purchase and assumption agreement with the Federal Deposit Insurance Corporation to acquire the Tattnall Bank, a $60 million full-service bank based in Reidsville, Georgia, with a second location in Collins, Georgia. As a result of that acquisition, we acquired $39 million in loans and other real estate and assumed approximately



Despite absorbing the impact of the recession for a second consecutive year, Heritage Financial Group continued to enjoy a strong capital position in 2009, which has positioned us to capitalize on several positive developments in recent months that bode well for our future growth.

Len Dorminey

$54 million in deposits. This transaction did not involve a loss-share agreement, but was subject to a purchase discount by the FDIC totaling $15 million.

Also, we signed a definitive agreement in early 2010 to purchase five bank branches in Georgia. These branches include two in Statesboro and one each in Baxley, Hazlehurst, and Adel. This transaction, which is expected to close in the second quarter of 2010, subject to regulatory approval and other usual conditions, is expected to add approximately $52 million to our loans and approximately $98 million to our deposits. This transaction is attractive to us for a number of reasons. First, it continues our process of deploying our strong capital base to expand prudently to new markets and enhancing our prospects for future growth. Also, four of these new locations are in Southeast Georgia, which complements our footprint in the area created by our acquisition of the Tattnall Bank. The Adel location, while also adding to our Southwest Georgia presence, serves a second purpose in helping to fill in our footprint between Albany and Ocala, an effort begun with our purchase of the Lake City branch.

While we are fortunate that our capital strength positioned us to capitalize on these branch acquisitions, we also are pleased to note other improvements on our balance sheet in 2009. In the fourth quarter, we began to see signs of stability in our loan portfolio as nonperforming assets in our core portfolio, which excludes our FDIC acquired portfolio, began to decline. Other indications that problem loans have leveled off or are nearing a peak were provided by more favorable trends in our criticized and classified loans. Although we recognize that we have more work to do to resolve problem loans in our portfolio, we are cautiously optimistic that the adverse credit cycle is beginning to turn and that credit costs will stabilize and begin to improve in 2010.

A final comment on our balance sheet strength involves our continued ability to pay and increase cash dividends to our stockholders – a not so commonplace occurrence with banks these days. In January 2009, our Board of Directors increased the quarterly rate 14% to $0.08 per share. In January 2010, our Directors again increased the dividend 13% to $0.09 per share – the fourth consecutive year of higher payments as we continue to enable our stockholders to participate more directly in our growth.

As to operations, we were pleased to record a strong upturn in net interest margin in the fourth quarter of 2009, with our net interest margin improving 63 basis points to 3.72% as our cost of funds have re-priced to more fully reflect the year-long decline in interest rates. Our net interest margin was 3.49% for the year, reflecting an increase of four basis points from 3.45% for 2008.

Lastly, I am pleased to tell you that the Company and Heritage MHC recently made the decision to proceed with a second-step conversion, through which the Company's shares will become 100% publicly held. Although we already maintain a strong capital position, the additional equity supplied by this offering will enhance our ability to expand our business, increase our market penetration, and take advantage of emerging acquisition opportunities that present acceptable credit risk characteristics and make sense from a business and market expansion standpoint.

As we look ahead to the coming year, we do so with a sense of enthusiasm and optimism, not only for emerging signs that the recession is waning and the credit cycle is improving, but also based on the significant strides we have made in 2009. By recently agreeing to acquire five new branches, and with plans to open another branch in our Albany market this year, we essentially will double our locations in little more than a year. Clearly, the economic landscape remains uncertain and problem loans still loom on the horizon as we weather the current economic downturn. Still, we are pleased with what we see coming operationally and strategically for the Company. Thank you for your continued support and interest.

Sincerely,



O. Leonard Dorminey
President and Chief Executive Officer

Skyline Equipment opened its doors in 1975 and, 25 years later, the company is still owned and operated by the same family. Under the leadership of Ronald Poole, the company continues to grow, providing heavy machinery rental equipment across Southwest Georgia. A small business thrives on solid customer relationships, and that applies equally to its banking relationships. Recognizing the differences that a strong community bank can bring to the table, Skyline Equipment has become a new customer of HeritageBank of the South, switching from a large regional bank.

In banking, as with so many other aspects of life, strong relationships are important, indeed essential for a fulfilling and satisfying experience. Today, however, in the interest of cost control, many banks seem to homogenize customer service, centralizing it at some far-away call center and removing more and more decision-making input from local hands in local markets. In our view, this is hardly the way to build strong and lasting relationships. With 55 years of experience at meeting customer needs, our community bank – HeritageBank of the South – knows that a different direction is required if a lasting, mutually rewarding relationship is to be built. Collaboration is needed between a bank and its customers, and between people on the ground in local markets and those who have broader viewpoints and responsibilities. Most of all, the main ingredient for a strong relationship is the relationship banker, who wears many hats – advisor, consultant, sounding board, advocate, and when needed, a friend with a contrarian viewpoint.

In our opinion, capital strength is another essential element to developing solid, longstanding relationships with our customers, and we have worked hard to maintain a strong capital base to merit their trust and confidence. We think it's one more reason that more and more people have turned to HeritageBank of the South as their hometown bank, one that provides the financial resources necessary to manage household budgets, start and grow new businesses, build wealth, and plan for the future.

{here for


Putney, Ga.

small business}

{here for generations


NALGENE
NALGENE

SASCO Chemical, Inc. has been a family owned and run company for three generations. SASCO is a technical leader in the manufacturing of environmentally safe specialty chemicals, rubber coatings and process chemicals, and its innovative products can be found in the automotive, food and medical industries. The company understands the need for the right mix in services and products to maintain longstanding relationships with its customers – an approach to business that HeritageBank of the South believes in completely and strives to deliver to its customers every day.

past, present and future}


NALGENE

Chem Nut, Inc. is an agricultural chemical cooperative that distributes crop protection chemicals to independent farm supply retailers in 16 states. HeritageBank of the South recently helped the company expand its footprint with a 144,000-square-foot warehouse. Horns blaring and lights flashing, the employees in the warehouse stay on the move, shipping crop protection chemicals to customers throughout the South.

As a community bank, we have a history of getting to know our customers personally – their strengths, experience, and the ups and downs they face. We recognize that generalization may lead to missed opportunities, both for us and for our customers. That's why we place such emphasis on relationship banking, which in our view is more than just doing business, it means doing business together.

Now, we are excited to be able to put that philosophy to work in more places than ever before. Three years ago, we began to expand from our home in Albany, opening a second market in Ocala, Florida. As we expected, Ocala was a good fit for HeritageBank of the South, reflecting not only the appeal of our strength, reputation and service, but also our capabilities in commercial and small-business lending that are uncommon for a bank of our size. In late 2009 and early 2010, we continued to capitalize on our strong capital position to build on that strategy, beginning to actively in-fill the region between our two principal markets with the acquisition of branches in northern Florida and southern Georgia. When the last currently pending transaction is completed, we will have added eight additional locations, doubling our number as of the end of 2008 and opening several new markets in southwest and southeast Georgia and northern Florida. This expansion not only lays the groundwork for future growth, it provides us with the opportunity to introduce our style of community banking to new customers and begin forming the same kinds of strong, close relationships that have characterized the way we do business since 1955.

{here for regional


AGRI-OIL
PROWL

expansion}

Board of Directors and Officers

Heritage Financial Group

Board of Directors

Antone D. Lehr, Chairman [2]
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman [1, 2]
Retired, Former Associate Professor of
Accounting and Finance
University System of Georgia

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

J. Keith Land [1, 3]
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley [2, 3]
Retired, Former Director, Dougherty County Jail Facility
Dougherty County, Georgia

Carol W. Slappey
President, Albany Market
HeritageBank of the South

J. Lee Stanley [1, 3]
Retired, Senior Magistrate Judge and Chief Appraiser
Lee County, Georgia

1 Audit Committee
2 Compensation Committee
3 Nominating Committee


Burger


Cassity


Dorminey


Fountain


Kirk


Moore


Scott


Sharpe


Slappey


Smith

Executive Officers

O. Leonard Dorminey
President and Chief Executive Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

HeritageBank of the South

Board of Directors

Antone D. Lehr, Chairman
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman
Retired, Former Associate Professor of Accounting and Finance University System of Georgia

Edward J. Cassity
Major General, Retired United States Marine Corps

O. Leonard Dorminey
President and Chief Executive Officer Heritage Financial Group Chief Executive Officer HeritageBank of the South

Douglas J. McGinley, Secretary
Retired, Former Director, Dougherty County Jail Facility

James H. Moore, III
Managing Partner Moore, Clarke, DuVall & Rodgers, P.C.

Hubert F. Scott, Jr.
Real Estate Investments and Property Management

Fred F. Sharpe
President U-Save-It Pharmacy, Inc.

Carol W. Slappey
President, Albany Market HeritageBank of the South


Land


Lehr


McGinley


Stanley


Wilson

Executive Officers

O. Leonard Dorminey
Chief Executive Officer

T. Heath Fountain
Senior Vice President and Chief Financial Officer

Carol W. Slappey
President, Albany Market

O. Mitchell Smith
Executive Vice President and Senior Credit Officer

Market Executives

John N. Kirk
President, Ocala Market

Carol W. Slappey
President, Albany Market

James E. Wilson
President, Lee County Market

HeritageBank of the South Locations

GEORGIA

Main Office
721 North Westover Boulevard
Albany, Georgia 31707

Downtown Office
310 West Oglethorpe Boulevard
Albany, Georgia 31701

East Albany Office
200 Loftus Drive
Albany, Georgia 31705

Slappey Office
2801 North Slappey Boulevard
Albany, Georgia 31707

Worth County Office
504 North Main Street
Sylvester, Georgia 31791

Reidsville Office
104 North Main Street
Reidsville, Georgia 30453

Collins Office
204 SW Main Street
Collins, Georgia 30421

FLORIDA

Boulevard Office
1403 East Silver Springs Boulevard
Ocala, Florida 34470

Heath Brook Office
4726 State Road 200
Ocala, Florida 34474

Lake City Office
463 West Duval Street
Lake City, Florida 32055


Atlanta
Albany
Reidsville
Tallahassee
Lake City
Ocala

PLANNED GEORGIA EXPANSION

- Pending Acquisition
  - Adel
  - Baxley
  - Hazelhurst
  - Statesboro (2)
- Planned New Branch
  - Lee County

Financial Section

Heritage Financial Group

Selected Consolidated Financial Information

(In thousands)	At December 31, 2009	2008	2007	2006	2005
Selected Financial Condition Data:					
Total assets	**$ 571,948**	$ 502,058	$ 468,672	$ 413,330	$ 363,797
Loans, net	**328,079**	297,537	300,257	272,700	250,493
Securities available for sale, at fair value:					
U.S. government and agency securities	**30,462**	21,165	14,996	29,439	14,044
Corporate debt securities	**1,910**	1,789	3,854	4,106	3,786
Mortgage-backed securities	**58,411**	65,408	55,598	28,044	31,098
State and municipal	**29,123**	27,511	31,878	16,316	6,869
Equity and other investments	**621**	268	1,540	6,667	9,069
Federal Home Loan Bank stock, at cost	**3,253**	3,186	2,970	2,499	2,927
Other equity securities, at cost	**1,010**	1,010	-	-	-
Deposits	**426,607**	338,546	330,629	299,189	238,640
Federal Home Loan Bank advances	**42,500**	52,500	50,000	40,000	50,000
Federal funds purchased and securities sold under repurchase agreements	**32,843**	41,497	15,288	5,531	237
Total equity	**60,817**	62,213	65,592	62,808	68,983

(In thousands)	For the Year Ended December 31, 2009	2008	2007	2006	2005
Selected Operations Data:					
Total interest income	**$ 23,401**	$ 27,195	$ 27,997	$ 22,609	$ 19,243
Total interest expense	**8,794**	12,494	13,462	8,377	5,935
Net interest income	**14,607**	14,701	14,535	14,232	13,308
Provision for loan losses	**7,500**	3,350	1,178	695	1,014
Net interest income after provision for loan losses	**7,107**	11,351	13,357	13,537	12,294
Fees and service charges	**4,953**	5,245	5,129	4,121	3,836
Impairment loss on securities	-	(3,119)	-	-	-
Gain (loss) on sales of investment securities	**909**	235	(355)	(59)	(5)
Other noninterest income	**1,925**	2,227	1,916	1,548	1,504
Total noninterest income	**7,787**	4,588	6,690	5,610	5,335
Total noninterest expense	**18,271**	17,429	17,976	16,060	13,584
Income before tax (benefit) and extraordinary items	**(3,377)**	(1,490)	2,071	3,086	4,045
Income tax provision (benefit)	**(1,724)**	(1,228)	(850)	732	1,095
Net income (loss)	**$ (1,653)**	$ (262)	$ 2,921	$ 2,354	$ 2,950

Selected Consolidated Financial Information

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	**(0.34%)**	(0.05%)	0.66%	0.63%	0.83%
Return on average equity	**(2.62%)**	(0.41%)	4.55%	3.44%	5.18%
Dividend payout ratio	**(43.62%)**	(299.94%)	26.12%	28.64%	16.13%
Net interest spread	**3.31%**	3.16%	3.22%	3.50%	3.86%
Net interest margin	**3.49%**	3.45%	3.70%	4.19%	4.15%
Operating expense to average total assets	**3.72%**	3.55%	4.05%	4.29%	3.81%
Average interest-earning assets to average interest-bearing liabilities	**108.97%**	110.34%	114.66%	116.64%	115.95%
Efficiency ratio	**81.59%**	90.36%	84.69%	80.94%	72.86%
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	**1.81%**	1.87%	0.76%	0.14%	0.25%
Nonperforming loans to total loans	**2.53%**	2.41%	1.05%	0.09%	0.33%
Allowance for loan losses to nonperforming loans	**71.61%**	67.99%	137.49%	1,582.00%	473.18%
Allowance for loans losses to net loans	**1.81%**	1.64%	1.45%	1.47%	1.44%
Net charge offs to average loans outstanding	**2.13%**	1.58%	0.29%	0.09%	0.15%
Capital Ratios:					
Equity to total assets at end of period	**10.63%**	12.39%	14.00%	15.22%	18.96%
Average equity to average assets	**12.84%**	13.05%	14.47%	18.29%	15.98%
Common Share Data and Other Ratios:					
Gross shares outstanding at year end	**11,454,344**	11,452,344	11,443,723	11,449,155	11,241,250
Less treasury stock	**1,055,084**	993,498	615,934	555,138	–
Net shares outstanding at year end	**10,399,260**	10,458,846	10,827,789	10,894,017	11,241,250
Shares owned by Heritage, MHC	**7,868,875**	7,868,875	7,868,875	7,868,875	7,868,875
Public shares outstanding	**2,530,385**	2,589,971	2,958,914	3,025,142	3,372,375
Unearned ESOP shares	**242,385**	286,455	330,525	374,595	418,665
MHC Ownership	**76%**	75%	73%	72%	70%
Public Ownership	**24%**	25%	27%	28%	30%
Book value per share	**5.99**	6.12	6.25	5.97	6.37
Tangible book value per share	**5.83**	6.02	6.15	5.88	6.37
Other Data:					
Number of full-service offices	**10**	8	7	7	6

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Heritage Financial Group is the parent holding company of HeritageBank of the South. The Company is in a mutual holding company structure and 76% of its outstanding common stock is owned by Heritage, MHC, a federal mutual holding company.

The principal business of the Company is operating our wholly owned subsidiary, the Bank. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits, federal funds purchased and securities sold under agreements to repurchase and borrowings. Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, mortgage origination fees, transaction fees, bank-owned life insurance, and commissions from investment services. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising, professional fees and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

We originally were chartered as a federal credit union in 1955. In 1998, we became a community chartered credit union. We accepted deposits and made loans to members who lived, worked or worshiped in the approved counties for the credit union charter. In 2001, we converted to a mutual thrift charter in order to better serve our customers and communities through a broader lending ability and an expanded customer base beyond the field of membership permitted for our credit union. The mutual holding company structure was established in 2002, and we converted from a thrift charter to a state savings bank charter in 2005. We feel this structure best suits our continued efforts to grow and expand our commercial business.

The Company completed an initial public stock offering on June 29, 2005. We sold 3,372,375 shares of common stock in that offering at $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares in the offering with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, 50% of which was contributed to the Bank and $4.4 million of which was loaned to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to MHC, so that MHC would own 70% of the outstanding common stock at the closing of the offering.

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open or acquire additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Our core business is composed of the following:

1. **Commercial Banking and Small Business Lending:** We focus on the commercial real estate and business needs of individuals and small- to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with years of combined experience in the industry. We expect this department to continue to be the fastest growing component of our business.

2. **Retail Banking:** We operate a network of seven branch offices located in Dougherty, Lee, Worth and Tattnall counties in Georgia, two branches located in Ocala, Florida, and one branch located in Lake City, Florida. In addition, we have announced expansion plans to add five branches in four additional markets in 2010. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

3. **Brokerage/Investment Services:** We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 50 years of experience in the financial services industry.

4. **Mortgage Lending:** Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily funded by third-party mortgage lenders. We collect a fee on the origination of these loans.

We continue to implement this business strategy. A critical component of this strategy includes increasing our non-consumer based lending. At the end of 2009, our commercial real estate, nonresidential, business, multifamily, farmland, and construction loans totaled $165.5 million, or 49.5% of the total loan portfolio. Our ability to continue to grow our commercial loan portfolio is an important element of our long term business strategy. These non-consumer based loans are considered to entail greater risks than one- to four-family residential loans.

Another key component of our business strategy is the expansion of our operations beyond the Southwest Georgia market. On August 8, 2006, we commenced operating a branch in Ocala, Florida. On December 4, 2009, we acquired substantially all of the assets and assumed substantially all of the liabilities of the Tattnall Bank in Reidsville and Collins, Georgia, through an FDIC-assisted transaction. On December 31, 2009, we acquired the Lake City, Florida branch of Atlantic Coast Bank. As of December 31, 2009, we had approximately $88.7 million or 26.3% of our loans and $128.9 million or 30.2% of our deposits generated outside of our Southwest Georgia market. Operating a branch outside of the Southwest Georgia market subjects us to additional risk factors. These risk factors include, but are not limited to the following: management of employees from a distance, lack of knowledge of the local market, additional credit risks, logistical operational issues, and time constraints of management. These risk factors, as well as others we have not specifically identified, may affect our ability to successfully operate outside of our current market area.

On February 25, 2010, we announced that the Bank signed a definitive agreement to purchase five bank branches from The Park Avenue Bank. These branches are located in the Southeast Georgia markets of Statesboro (2), Hazlehurst and Baxley, and the Southwest Georgia market of Adel. We expect this transaction to close in the second quarter of 2010, subject to regulatory approval.

On March 17, 2010, the Company adopted a plan to reorganize from a two-tier mutual holding company to a full stock holding company and will undertake a "second-step" offering of shares of the holding company's common stock. The conversion and offering is expected to be completed in the third quarter of 2010, subject to regulatory, stockholder and depositor approvals.

As part of the reorganization, HeritageBank of the South will become a wholly owned subsidiary of a to-be-formed stock corporation, Heritage Financial Group, Inc. Shares of the common stock of the Company, other than those held by Heritage, MHC, will be converted into shares of common stock in Heritage Financial Group, Inc., using an exchange ratio designed to preserve current percentage ownership interests. Shares owned by Heritage, MHC will be retired, and new shares representing that ownership will be offered and sold to the Bank's eligible depositors, the Bank's tax-qualified employee benefit plans and to members of the general public as set forth in the Plan of Conversion and Reorganization of Heritage, MHC.

The Plan of Conversion and Reorganization of Heritage, MHC will be submitted to the Office of Thrift Supervision and the Georgia Department of Banking and Finance for regulatory approval. Upon receipt of regulatory approvals, the Company will seek approval from its stockholders and members of Heritage, MHC.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

Total assets increased $69.9 million, a 13.9% increase from December 31, 2008, to $571.9 million at December 31, 2009. The increase was due primarily to our acquisition activity in the fourth quarter of 2009, which provided us with $61.5 million in cash, $35.2 million in loans and $97.7 million in deposits.

Total interest earning assets increased $59.6 million or 13.3% to $509.2 million at December 31, 2009, from $449.6 million at December 31, 2008. Gross loans increased $31.7 million or 10.5% to $334.1 million at December 31, 2009, compared with $302.5 million at December 31, 2008, due primarily to the previously mentioned acquisition activity. Investment securities increased $4.4 million or 3.8% to $120.5 million at December 31, 2009. Federal funds purchased decreased $18.9 million or 62.5% to $11.3 million at December 31, 2009. The decrease was primarily due to our efforts to reduce the amounts we maintain at correspondent banks by shifting more liquid assets to our interest-bearing account at the Federal Reserve. Interest-bearing deposits in banks increased $42.5 million to $43.2 at December 31, 2009. This was due primarily to funds obtained through our acquisition activity in the fourth quarter of 2009. We have maintained excess liquidity for three purposes. First, we believe it is prudent to maintain higher liquidity during uncertain economic times. Second, we believe this excess liquidity gives us additional flexibility in our acquisition strategy. Third, we believe this excess liquidity will provide us flexibility for funding loans or other investments if we see a dramatic rise in interest rates. Maintaining excess liquidity does cause net interest margin to decrease in the short term, however, we feel the benefits of maintaining excess liquidity outweighs the cost to net interest margin. We expect to continue to maintain excess liquidity during 2010.

Foreclosed assets decreased $324,000 to $1.8 million at December 31, 2009. Other real estate owned ("OREO") comprised the majority of the decrease. During the year, approximately $732,000 of OREO was transferred in from the loan portfolio, and approximately $585,000 was acquired in our FDIC-assisted acquisition in the fourth quarter of 2009. We sold $1.2 million of OREO in 2009, and we wrote down $422,000 on OREO properties. The largest single balance in our OREO portfolio was $220,000 at December 31, 2009. Approximately $539,000 of our OREO portfolio at December 31, 2009, consisted of undeveloped lots or vacant land. Repossessed personal property remained relatively level at $56,000.

Intangible assets increased $571,000 due to our acquisition activity in the fourth quarter of 2009. Cash surrender value of bank owned life insurance ("BOLI") increased by $621,000 due to the earnings on BOLI policies in place. Other assets increased $5.2 million. $800,000 of which was due to an increase in deferred tax assets stemming from the nature of our net loss in 2009. $2.0 million of the increase was due to our required prepayment of FDIC assessments in the fourth quarter of 2009. $1.1 million of the increase was due to the establishment of a receivable from the FDIC in connection with our FDIC-assisted acquisition in the fourth quarter of 2009.

Total liabilities increased $71.3 million or 16.2% to $511.1 million at December 31, 2009, compared with $439.8 million at December 31, 2008. This increase was due primarily to the increase in interest bearing liabilities, which increased $59.7 million or 14.4%, to $473.1 million at December 31, 2009, from $413.4 million at December 31, 2008. Deposits ended the year at $426.7 million, up 26.0% or $88.1 million from $338.6 million from December 31, 2008. This increase was attributable to our acquisition activity. Total Federal Home Loan Bank advances amounted to $42.5 million at December 31, 2009, a decrease of $10.0 million or 19.0% from December 31, 2008. We paid these advances down as maturities occurred in 2009 with funds received from our deposit growth. Federal funds purchased and securities sold under agreements to repurchase decreased $8.7 million during 2009, primarily due to a decrease in fed funds purchased from the Chattahoochee Bank of Georgia ("Chattahoochee").

Total equity decreased by $1.4 million or 2.2% to $60.8 million at December 31, 2009. A net loss of $1.7 million, dividends of $721,000 and the purchase of $516,000 of treasury stock decreased equity. Compensation expense related to the allocation of ESOP shares of $367,000, stock-based compensation expense of $807,000, and other comprehensive income of $298,000 partially offset the decrease in equity.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Yields on tax-exempt obligations have been computed on a tax equivalent basis. Nonaccruing loans have been included in the table as loans carrying a zero yield. Prior year balances have been adjusted in order to compute yields on a tax equivalent basis.

	Year Ended December 31,								
	2009			2008			2007		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$299,399**	**$18,555**	**6.21%**	$310,985	$ 20,882	6.70%	$ 291,438	$ 22,160	7.61%
Taxable investment securities	**84,455**	**3,604**	**4.27**	88,896	4,890	5.50	79,205	4,220	5.33
Tax exempt investment securities	**29,883**	**1,174**	**5.95**	28,255	1,176	6.30	25,798	1,044	6.13
Federal funds sold	**21,102**	**54**	**0.25**	14,316	232	1.62	10,456	544	5.20
Interest bearing deposits with banks	**1,931**	**14**	**0.72**	630	15	2.44	652	29	4.39
Total interest-earning assets	**436,770**	**23,401**	**5.50**	443,082	27,195	6.26	407,549	27,997	7.01
Interest-Bearing Liabilities:									
Interest bearing demand	**50,679**	**534**	**1.05**	43,102	486	1.12	37,217	368	0.99
Savings and money market	**122,453**	**1,553**	**1.27**	95,822	1,390	1.46	119,544	3,407	2.85
Retail time deposits	**122,332**	**3,788**	**3.10**	126,120	5,283	4.18	128,162	6,307	4.92
Wholesale time deposits	**17,981**	**597**	**3.32**	43,215	1,884	4.35	14,466	776	5.37
Borrowings	**87,380**	**2,322**	**2.66**	93,304	3,451	3.69	56,014	2,604	4.65
Total interest-bearing liabilities	**400,825**	**8,794**	**2.19**	401,563	12,494	3.10	355,403	13,462	3.79
Net interest income		**$14,607**			$ 14,701			$ 14,535	
Net interest rate spread			**3.31%**			3.16%			3.22%
Net earning assets	**$ 35,945**			$ 41,519			$ 52,146		
Net interest margin			**3.49%**			3.45%			3.70%
Average interest-earning assets to average interest-bearing liabilities	**1.09x**			1.10x			1.15x		

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Year Ended December 31,					
	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	**$ (592)**	**$ (1,735)**	**$ (2,327)**	$ 1,687	$ (2,965)	$ (1,278)
Taxable investment securities	**(266)**	**(1,020)**	**(1,286)**	245	425	670
Tax exempt investment securities	**6**	**(8)**	**(2)**	102	30	132
Federal funds sold	**77**	**(255)**	**(178)**	152	(464)	(312)
Interest bearing deposits with banks	**15**	**(16)**	**(1)**	(931)	917	(14)
Total interest-earning assets	**$ (760)**	**$ (3,034)**	**(3,794)**	$ 1,255	$ (2,057)	(802)
Interest-bearing liabilities:						
Interest bearing demand	**$ 81**	**$ (33)**	**48**	$ 63	$ 55	118
Savings and money market	**509**	**(346)**	**163**	(805)	(1,212)	(2,017)
Retail time deposits	**(148)**	**(1,347)**	**(1,495)**	(97)	(927)	(1,024)
Wholesale time deposits	**(877)**	**(410)**	**(1,287)**	(1,289)	2,397	1,108
Borrowings	**(432)**	**(697)**	**(1,129)**	1,372	(525)	847
Total interest-bearing liabilities	**$ (867)**	**$ (2,833)**	**(3,700)**	$ (756)	$ (212)	(968)
Net interest income			**$ (94)**			$ 166

Comparison of Operating Results for the Years Ended December 31, 2009 and December 31, 2008

General

Our net loss increased by $1.4 million to a loss of $1.7 million compared to a loss of $262,000 for the year ended December 31, 2008. Basic and diluted loss per share decreased to $0.16 per share for the year ended December 31, 2009 compared with $0.03 per share for the year ended December 31, 2008. A $4.2 million increase in loan loss provision expense, along with increases in noninterest expenses offset the improvement in noninterest income. Further explanations of these changes are discussed in more detail in the following sections.

Interest Income

Interest income decreased $3.8 million or 14.0% to $23.4 million at December 31, 2009 from $27.2 million at December 31, 2008. A 76 basis point decrease on yield in earnings assets, primarily due to a decrease in market interest rates, accounted for $3.0 million of the decrease, while a decrease in average balances during the year of $6.3 million accounted for $760,000 of the decrease. The decrease in average earning assets was due to a decrease in loan demand during the year. In the fourth quarter, our acquisition activity led to an increase in earning assets by year end. However, these additions of earning assets late in the year did not make up for the decline in average balances that had occurred earlier in the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Expense

Interest expense decreased $3.7 million or 29.6% to $8.8 million at December 31, 2009 from $12.5 million at December 31, 2008. A 91 basis point decrease in the cost of interest bearing liabilities accounted for $2.8 million of the decrease, while a decrease in average balances, primarily wholesale deposits, accounted for $867,000 of the decrease.

Net Interest Income

Net interest income decreased $94,000 or 0.6% to $14.6 million compared with $14.7 million for the twelve months ending 2008. Our net interest spread increased 15 basis points to 3.31% compared with 3.16% during the year earlier period. The net interest margin increased 4 basis points to 3.49% versus 3.45% during the same period in 2008. Average interest earning assets decreased $6.3 million or 1.4% to $436.8 million at December 31, 2009, compared with $443.1 million at December 31, 2008. Average interest bearing liabilities decreased $738,000 or 0.2% to $400.8 million compared with $401.6 million at December 31, 2008.

The Federal Reserve Board has made extreme moves in interest rates, dropping the federal funds rate from a high of 5.25% in mid 2007 down to its current level of a targeted range of zero to 0.25%. These decreases in the federal funds rate caused our net interest margin to decline during 2008 and the first half of 2009. During the second half of 2009, we saw our net interest margin improve. The primary driver of this improvement was a decrease in our cost of interest bearing liabilities. This occurred as we were able to lower our deposit rates, and as our structured repurchase agreements priced lower during the year. We also reduced our wholesale time deposits from $27.8 million at December 31, 2008 to $14.1 million at December 31, 2009. During 2009, we also reduced our other borrowings by $10.0 million. For more information on interest rate changes, and the effects those changes may have on earnings, please see Item 7.a. in this Form 10-K.

Provision for Loan Losses

We recorded a provision for loans losses of $7.5 million in 2009 compared with $3.4 million for the prior-year period. Net charge-offs of $6.4 million were part of the reason for the increase in loan loss provision expense for 2009. Non-performing loans increased $1.2 million to $8.5 million at December 31, 2009, compared with $7.3 million at December 31, 2008. The ratio of non-performing loans to total loans increased to 2.53% compared with 2.41% at December 31, 2008. The allowance for loan losses as a percentage of total loans increased by 17 basis points to 1.81% compared with 1.64% at December 31, 2008.

The largest non-performing loan in our portfolio at December 31, 2009 was a $1.9 million loan on raw land in Atlanta, Georgia. This land was originally purchased for commercial and residential development. However, due to the economic environment in the area, this is no longer a viable alternative. The original amount of this loan was $5.0 million, and in 2009 we charged off $3.1 million on this loan. In March of 2010, we foreclosed on this property, and we currently have this property under contract for $1.9 million.

The next largest non-performing loan at December 31, 2009 was $1.3 million and is secured by various airplanes. In the fourth quarter of 2009, we charged this relationship down by $2.1 million. In February of 2010, the collateral securing this loan was liquidated and the proceeds were applied to the balance of the loan. We then charged off an additional $51,000 to cover the shortfall of the collateral sale.

The next largest non-performing loan at December 31, 2009 was a real estate loan for $971,000 secured by a restaurant building in Ocala, Florida. Our next largest non-performing loan at December 31, 2009 was a real estate loan for $659,000 secured by various residential rental properties in Southwest Georgia. The remainder of our non-performing loans consist of various consumer and commercial loans, none exceeding $500,000. Current appraisals on real estate loans, expected costs of potential foreclosure or other disposition, and other potential losses on these loans are considered in our analysis of the allowance for loan losses.

Loans past due 30 or more days and still accruing totaled $3.2 million, or 0.96% of total loans at December 31, 2009. This compares to $4.5 million at December 31, 2008, or 1.47% of loans. We had no loans past due 90 or more days and still accruing at December 31, 2009 or 2008.

Our internally criticized and classified assets totaled $35.8 million at December 31, 2009, compared to $27.0 million at December 31, 2008. These balances include the aforementioned nonperforming loans, other real estate, and repossessed assets. Our internal loan review processes strive to identify weaknesses in loans prior to performance issues. However, our processes do not always provide sufficient time to work out plans with borrowers that would avoid foreclosure and/or losses.

We continue to see weakness in our loan portfolio, and as economic conditions remain difficult, we expect this trend to continue until we see improvement in the overall economy. We have taken actions to prevent losses in our current portfolio, including the appointment of a loan officer as a full time special assets manager, who is responsible for working out credits with identified weaknesses. We have also taken steps to better evaluate the capital and liquidity positions of our commercial loan guarantors, particularly those involved in commercial real estate construction and development. This includes further analysis of our guarantors' financial position, liquidity, cash flow and contingent liabilities.

We establish provisions for loan losses, which are charged to operations, at a level we believe will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. In evaluating the level of the allowance for loan losses, we consider the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends.

We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses as necessary in order to maintain the proper level of allowance. While we use available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Noninterest Income

A summary of noninterest income, excluding securities transactions, follows:

	For the years ended,			
(Dollars in thousands)	2009	2008	$ Change	% Change
Service charges on deposit accounts	$ **3,547**	$ 3,958	$ (411)	-10.4%
Other service charges, commissions and fees	**1,406**	1,288	118	9.2%
Brokerage fees	**914**	1,030	(116)	-11.3%
Mortgage origination fees	**345**	400	(55)	-13.8%
Bank owned life insurance	**621**	495	126	25.5%
Other	**45**	301	(256)	-85.1%
Total noninterest income	$ **6,878**	$ 7,472	$ (594)	-7.9%
Noninterest income as a percentage of average assets	**1.4%**	1.5%		

The decrease in service charges on deposit accounts was due to a decrease in overdraft fees. During the year, we saw a decrease in the amount of depositors who overdrew their accounts. This was specifically true of our overdraft privilege program, which allows customers who meet certain standards to have their overdrafts covered up to $750, including checks, drafts, ACH, debit card and ATM transactions. We expect to continue to see decreased revenue in this area. In addition, recent regulatory changes to the offering of overdraft privilege on ATM and debit card may cause significant decreases in our overdraft fees. At this time, we are unable to accurately estimate the effect this legislation, and other potential legislation, may have on our overdraft income. We are currently analyzing our options to replace this income stream if it is significantly affected by legislation or by a significant change in consumer behavior. These options will most likely result in a major change in the fees we charge to our deposit customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The increase in other service charges, commissions and fees was due primarily to an increase in debit and ATM transaction fees. Our customers continue to increase debit card usage instead of using cash or checks. We expect this trend to continue, despite a decrease in consumer spending.

The decrease in our brokerage fees was due primarily to a decrease in assets under management, and thus a reduction in our asset management fees. This decrease was caused by market conditions and not by a decrease in the number of clients we serve in this business. In addition, as market conditions worsened in late 2008 and early 2009, we saw a decrease in commissions earned as our clients became less active in the equity markets.

Mortgage fees decreased due to a slowdown in the real estate market for new sales and a slowdown in refinance activity. In addition, stricter underwriting standards required by our investors and regulatory changes have caused an increase in the amount of time it takes to process each loan, which could cause a decrease in revenue. We expect this trend to continue throughout 2010, unless we see significant improvement in the economy.

Earnings on bank owned life insurance policies increased due to the purchase of an additional $5.0 million of cash surrender value of bank owned life insurance policies in the middle of 2008. 2009 was the first full year of earnings on this addition.

Other noninterest income decreased by $129,000 due to a decrease in FHLB stock dividends. We received $10,000 of FHLB dividends in 2009; however, we are uncertain about the level of dividends we may receive in the future. $119,000 of the decrease was due to a gain on the sale of a real estate partnership we recorded in 2008 with no similar gain in 2009.

Noninterest Expense

A summary of noninterest expense follows:

	For the years ended December 31,			
(Dollars in thousands)	2009	2008	$ Change	% Change
Salaries and employee benefits	**$ 8,899**	$ 8,987	$ (88)	-1.0%
Equipment	**985**	1,217	(232)	-19.1%
Occupancy	**1,198**	1,204	(6)	-0.5%
Advertising and marketing	**439**	496	(57)	-11.5%
Legal and accounting	**493**	528	(35)	-6.6%
Directors fees and retirement	**553**	552	1	0.2%
Consulting and other professional fees	**297**	318	(21)	-6.6%
Telecommunications	**239**	258	(19)	-7.4%
Supplies	**177**	177	–	–
Data processing fees	**1,606**	1,300	306	23.5%
Loss on sale and write-downs of other real estate owned	**422**	386	36	9.3%
Foreclosed asset expenses	**257**	229	28	12.2%
FDIC insurance and other regulatory fees	**872**	267	605	226.6%
Impairment loss on premises held for sale	**502**	–	(502)	NM
Other operating	**1,332**	1,510	(178)	-11.8%
Total noninterest expenses	**$ 18,271**	$ 17,429	$ 842	4.8%
Noninterest expenses as a percentage of average assets	**3.7%**	3.6%		

The decrease in salaries was due primarily to efforts to keep staffing levels in line with the lack of demand in our lines of business. However, with our acquisition activity in the fourth quarter of 2009, we have increased our full-time equivalent employees from 120 at December 31, 2008, to 134 at December 31, 2009. In addition, we may hire additional staff in our finance, operations and credit areas to assist with our acquisition activity in 2010.

Equipment and occupancy expenses decreased primarily because due to cost reduction measures we implemented to offset declines in revenue. However, we expect equipment and occupancy to increase in 2010 due to the addition of three new branches in the fourth quarter of 2009, and the planned addition of five branches in 2010.

Advertising and marketing decreased due to our efforts to cut expenses in 2009. Due to our acquisition activity, we expect advertising and marketing expenses to increase in 2010.

The decrease in legal and accounting fees was due to a decrease in legal fees associated with collection efforts. However, these fees remain at historically high levels due to the elevated level of problem assets. We expect these costs to remain elevated until we see decreases in problem assets.

Directors fees remained level in 2009. We expect these fees to increase in 2010 due to the addition of local advisory boards related to our acquisition activity.

Consulting and other professional fees decreased primarily due to our efforts to reduce expenses in 2009. In 2010, these fees may increase as we use consultants and other professionals to assist with our analysis of acquisition opportunities, and with the subsequent integration of any such acquisitions.

Telecommunication expenses decreased due to our efforts to cut expenses in 2009. As we increase our branch network, we expect these fees to increase.

Supply expenses remained level in 2009, however, we expect those expenses to increase due to our acquisition activity.

Data processing expenses increased due to the increased amount of debit card transactions in 2009 and increases in other data processing fees. In 2010, our core processing contract terminates. We are currently negotiating this contract, and expect to receive a reduction in rates. However, our acquisition activity may cause this total expense to increase despite the reduction we expect to receive in per account charges under the new contract.

The loss on sale and write-down of other real estate owned increased due to the increased amount of other real estate owned and efforts to dispose of these properties. We expect that these expenses will remain elevated until levels of other real estate owned are reduced.

Foreclosed asset expenses also increased significantly due to the increased level of foreclosed assets. We expect that these expenses will also remain elevated until levels of other real estate and repossessions are reduced.

The increase in FDIC insurance and other regulatory fees was due to an increase in FDIC insurance during 2009, as well as a special assessment of $202,000. We expect FDIC insurance and other regulatory fees to remain high based on the increased level of deposits, and the amount of bank failure expenses that the FDIC is incurring.

The decrease in other operating expenses was due primarily to our efforts to cut expenses in 2009.

Income Tax Expense

Income tax benefits were $496,000 more for the year ended December 31, 2009 as compared with 2008. The increase in tax benefits was partially due to an increase in the loss before taxes of $1,886,000, along with other factors. Due to the losses incurred in 2009 and 2008, a comparison of effective tax rates is not meaningful.

Due to the losses we have incurred in 2009 and 2008, we have increased our deferred tax assets to $6.7 million at December 31, 2009, compared to $5.2 million at December 31, 2008, and $4.0 million at December 31, 2007. We analyze our deferred tax assets for potential impairment, and have determined that there is no impairment as of December 31, 2009.

Liquidity and Capital Resources

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. The Company had $69.5 million in cash, federal funds sold and interest bearing deposits in banks generally available for its cash needs as of December 31, 2009. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund withdrawals and fund loan commitments. At December 31, 2009, the total approved loan commitments and unused lines of credit outstanding amounted to $37.6 million, and outstanding letters of credit were $834,000. Certificates of deposit scheduled to mature in one year or less at December 31, 2009, totaled $131.4 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions, based on our needs and potential uses of the funds. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank. In addition, the Bank had the ability, at December 31, 2009, to borrow an additional $27.5 million from the Federal Home Loan Bank of Atlanta and $20.0 million from other lenders as a funding source to meet commitments and for liquidity purposes.

The consolidated statement of cash flows for the years ended December 31, 2009 and 2008, details cash flows from operating, investing and financing activities. For the year ended December 31, 2009, net cash provided by operating activities was $2.4 million, while investing activities provided $33.1 million, primarily from acquisition activity, and financing activities used $30.8 million primarily to reduce non-core deposits and other borrowings, resulting in a net increase in cash during the twelve month period of $4.8 million.

In March 2008, we purchased a lot in the Southwest Georgia market for $743,000 for potential future expansion. We are currently planning to build a branch on this site, and will start construction later in 2010, but have not determined the cost of such an expansion.

Off-Balance-Sheet Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. A summary of the Company's commitments as of December 31, 2009 is as follows: :

(In thousands)	
Commitments to extend credit	$ 37,570
Financial stand-by letters of credit	834
	$ 38,404

Capital

Effective January 1, 2005, the Company and the Bank became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, the Bank also became subject to minimum capital requirements and capital categories established by the FDIC. Based on their capital levels at December 31, 2009, the Company and the Bank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2009, the Bank was considered to be well-capitalized.

At December 31, 2009, the Company had total equity of $60.8 million or 10.6% of total assets. Under Georgia capital requirements for holding companies, the Company had Tier 1 leverage capital of $61.6 million or 12.4%, which is $41.7 million above the 4.0% requirement.

At December 31, 2009, the Bank had Tier 1 leverage capital of $55.1 million or 11.2%, which is $35.4 million above the 4.0% requirement. In addition, it had a Tier 1 risked-based capital ratio of 14.2% and total risked-based capital ratio of 15.5%.

As reflected below, the Company and the Bank exceeded the minimum capital ratios at December 31, 2009:

	Actual		For Capital Adcquacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets						
Consolidated	$ 66,476	16.8%	$ 31,735	8.0%	N/A	N/A
HeritageBank of the South	$ 60,004	15.5%	$ 31,067	8.0%	$ 38,834	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 61,586	15.5%	$ 15,867	4.0%	N/A	N/A
HeritageBank of the South	$ 55,114	14.2%	$ 15,534	4.0%	$ 23,301	6.0%
Tier I Capital to Average Total Assets						
Consolidated	$ 61,586	12.4%	$ 19,803	4.0%	N/A	N/A
HeritageBank of the South	$ 55,114	11.2%	$ 19,724	4.0%	$ 24,655	5.0%

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. Accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 13 of the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

After converting to a federally chartered savings association, the Bank became a taxable organization. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since the Bank's transition to a federally chartered thrift, the Bank has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by the Company in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

Estimates of Fair Value

The estimation of fair value is significant to a number of the Company's assets, including, but not limited to, investment securities, goodwill, other real estate owned, and other repossessed assets. These are all recorded at either fair value or at the lower of cost or fair value. Fair values are volatile and may be influenced by a number of factors. Circumstances that could cause estimates of the fair value of certain assets and liabilities to change include a change in prepayment speeds, discount rates, or market interest rates. Our estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Fair values for most investment securities are based on quoted market prices. If quoted market prices are not available, fair values are based on the quoted prices of similar instruments. The fair values of other real estate owned are typically determined based on appraisals by third parties, less estimated costs to sell.

Estimates of fair value are also required in performing an impairment analysis of goodwill. The Company reviews goodwill for impairment on at least an annual basis and whenever events or circumstances indicate the carrying value may not be recoverable. An impairment would be indicated if the carrying value exceeds the fair value of a reporting unit.

For more information on the Company's accounting policies see Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest earning assets and interest bearing liabilities. These policies are implemented by the risk management committee, which is composed of senior management and board members. The risk management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The risk management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- Limiting the percentage of long-term fixed-rate loans within our portfolio;
- Originating a mix of variable-rate and shorter term fixed-rate loans;
- Originating prime-based home equity lines of credit;
- Managing deposit relationships for stability and a lower cost of funds position;
- Using Federal Home Loan Bank advances and other funding sources to align maturities and repricing terms of funding sources with loans; and
- Continuing the origination of consumer loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The risk management committee has oversight over the asset-liability management of the Company. This committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

The Company is exposed only to U.S. dollar interest rate changes, and, accordingly, the Company manages exposure by considering the possible changes in the net interest margin. The Company does not have any trading instruments nor does it classify any portion of the investment portfolio as held for trading. The Company monitors its sensitivity to changes in interest rates and may use derivative instruments to hedge this risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. Finally, the Company has no exposure to foreign currency exchange rate risk and commodity price risk.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk". The repricing of interest-earning assets and interest-bearing liabilities can influence the changes in net interest income.

The Company uses simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allows management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to a shock in interest rates of 100, 200, 300 and 400 basis point increase or decrease in market rates on net interest income and is monitored on a quarterly basis. We also monitor regulatory required interest rate risk analysis which simulates more dramatic changes to rates.

The Company's strategy is to mitigate interest risk to the greatest extent possible. Based on our analysis of the Company's overall risk to changes in interest rates, we structure investment and funding transactions to reduce this risk. These strategies aim to achieve neutrality to interest rate risk. Although we strive to have our net interest income neutral to changes in rates, due to the inherent nature of our business, we will never be completely neutral to changes in rates. As of December 31, 2009, a drop in interest rates would increase our net interest income and an increase in rates would increase our net interest income, also known as liability sensitive. During 2008 and 2009, we put minimum interest rate requirements, also known as floors, in our prime-based floating rate loans. These floors are generally 200 to 300 basis points above their current index rate. These floors allowed us to earn a higher rate of interest than we would have otherwise earned during 2008 and 2009. However, due to these floors, many of our loans will not reprice when rates rise, until the increase in rates exceeds the loan floor. This lag in repricing is part of the reason we are liability sensitive over the next year in a rising rate environment. We feel that the level of interest rate risk is at an acceptable level, and is within our internal policy limits.

The Company maintains a risk management committee which monitors and analyzes interest rate risk. This committee is comprised of members of senior management and outside directors. This committee meets on a monthly basis and reviews the simulations listed above, as well as other interest rate risk reports.

The following table sets forth the distribution of the repricing of our earning assets and interest-bearing liabilities as of December 31, 2009, the interest rate sensitivity gap (i.e., interest rate sensitive assets divided by interest rate sensitivity liabilities), the cumulative interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	At December 31, 2009				
	Maturing or Repricing Within				
	Zero to Three Months	Three Months to One Year	One to Five Year	Over Five Year	Total
Earning assets:					
Short-term assets	$ 54,576	$ –	$ –	$ –	$ 54,576
Investment Securities	16,555	24,319	53,172	26,481	120,527
Loans	103,447	41,099	147,637	35,895	328,078
	174,578	65,418	200,809	62,376	503,181
Interest-bearing liabilities:					
Interest-bearing demand deposits	67,446	–	–	–	67,446
Savings and money market	155,329	–	–	–	155,329
Time Deposits	59,854	75,603	36,622	2,871	174,950
Other Borrowings	32,843	-	-		32,843
FHLB Advances	-	-	17,500	25,000	42,500
	315,472	75,603	54,122	27,871	473,068
Interest rate sensitivity gap	$ (140,894)	$ (10,185)	$ 146,687	$ 34,505	$ 30,113
Cumulative interest rate sensitivity gap	$ (140,894)	$ (151,079)	$ (4,392)	$ 30,113	
Interest rate sensitivity gap ratio	0.55	0.87	3.71	2.24	
Cumulative interest rate sensitivity gap ratio	0.55	0.61	0.99	1.06	

The following table shows the results of our projections for net interest income expressed as a percentage change over net interest income in a flat rate scenario for an immediate change or "shock" in market interest rates over a twelve month period. Due to the historically low level of interest rates, we do not believe downward shocks greater than 50 basis points are relevant. In addition, due to the historically low interest rate environment, there is concern that we may say dramatic increases in interest rates when they begin to rise. To address this concern, we increased our upward interest rates shocks to include a shock of 400 basis points.

Market Rate Change	Effect on Net Interest Income
+400	-10.0%
+300	-12.6%
+200	-12.9%
+100	-6.4%
-50	2.8%

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia
April 7, 2010

Consolidated Balance Sheets

(December 31, 2009 and 2008)

	2009	2008
Assets		
Cash and due from banks	**$ 14,921,517**	$ 10,159,602
Interest-bearing deposits in banks	**43,236,287**	745,758
Federal funds sold	**11,340,000**	30,254,000
Securities available for sale, at fair value	**120,526,900**	116,140,525
Federal Home Loan Bank Stock, at cost	**3,253,400**	3,185,800
Other equity securities, at cost	**1,010,000**	1,010,000
Loans	**334,138,932**	302,487,892
Less allowance for loan losses	**6,060,460**	4,950,722
Loans, net	**328,078,472**	297,537,170
Premises and equipment, net	**15,590,120**	16,801,183
Premises held for sale	**1,080,000**	–
Accrued interest receivable	**2,799,375**	2,155,327
Foreclosed assets	**1,795,544**	2,119,818
Intangible assets	**1,570,832**	1,000,000
Cash surrender value of bank owned life insurance	**14,756,771**	14,136,119
Other assets	**11,988,301**	6,812,425
	$ 571,947,519	$ 502,057,727
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	**$ 28,881,905**	$ 19,100,197
Interest-bearing	**397,724,617**	319,445,797
Total deposits	**426,606,522**	338,545,994
Federal funds purchased and securities sold under repurchase agreements	**32,843,465**	41,497,491
Other borrowings	**42,500,000**	52,500,000
Accrued interest payable	**706,321**	1,045,042
Other liabilities	**8,474,370**	6,256,227
Total liabilities	**511,130,678**	439,844,754
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	**–**	–
Common stock, par value $0.01; 25,000,000 shares authorized; 11,454,344 and 11,452,344 issued and outstanding	**114,543**	114,523
Capital surplus	**40,609,551**	39,861,237
Retained earnings	**38,984,165**	41,357,209
Accumulated other comprehensive loss	**(2,387,234)**	(2,685,633)
Unearned employee stock ownership plan (ESOP) shares, 242,385 and 286,455 shares	**(2,423,850)**	(2,864,550)
	74,897,175	75,782,786
Treasury stock, at cost, 1,055,084 and 993,498 shares	**(14,080,334)**	(13,569,813)
Total stockholders' equity	**60,816,841**	62,212,973
	$ 571,947,519	$ 502,057,727

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(Years Ended December 31, 2009 and 2008)

	2009	2008
Interest income		
Interest and fees on loans	**$ 18,555,397**	$ 20,881,600
Interest on taxable securities	**3,603,871**	4,890,165
Interest on nontaxable securities	**1,174,043**	1,175,720
Interest on federal funds sold	**53,629**	232,456
Interest on deposits in other banks	**13,870**	15,424
	23,400,810	27,195,365
Interest expense		
Interest on deposits	**6,471,521**	9,042,782
Interest on other borrowings	**2,321,842**	3,451,560
	8,793,363	12,494,342
Net interest income	**14,607,447**	14,701,023
Provision for loan losses	**7,500,000**	3,350,000
Net interest income after provision for loan losses	**7,107,447**	11,351,023
Noninterest income		
Service charges on deposit accounts	**3,546,681**	3,957,589
Other service charges, commissions and fees	**1,405,938**	1,287,591
Brokerage fees	**914,041**	1,029,980
Mortgage origination fees	**344,576**	400,044
Bank owned life insurance	**620,652**	495,492
Impairment loss on securities available for sale	**–**	(3,119,181)
Gains on sale of securities	**908,877**	234,676
Other	**45,885**	301,308
	7,786,650	4,587,499
Noninterest expense		
Salaries and employee benefits	**8,898,984**	8,987,913
Equipment	**984,985**	1,217,142
Occupancy	**1,197,823**	1,204,156
Data processing fees	**1,605,510**	1,299,963
Directors fees and retirement	**553,428**	552,289
Consulting and other professional fees	**296,975**	317,957
Advertising and marketing	**439,032**	496,124
Legal and accounting	**493,118**	528,085
Telecommunications	**239,073**	257,617
Supplies	**176,521**	176,973
FDIC insurance and other regulatory fees	**871,622**	267,475
Losses on sales and write-downs of other real estate owned	**422,100**	386,317
Foreclosed asset expenses	**256,671**	229,039
Impairment loss on premises held for sale	**502,469**	–
Other operating	**1,332,431**	1,507,808
	18,270,742	17,428,858
Loss before income tax benefit	**(3,376,645)**	(1,490,336)
Applicable income tax benefit	**(1,724,326)**	(1,227,976)
Net loss	**$ (1,652,319)**	$ (262,360)
Basic loss per share	**$ (0.16)**	$ (0.03)
Diluted loss per share	**$ (0.16)**	$ (0.03)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Years Ended December 31, 2009 and 2008)

	2009	2008
Net loss	**$ (1,652,319)**	$ (262,360)
Other comprehensive income (loss):		
Net realized gain on termination of cash flow hedge during the period, net of tax of $510,078	–	765,117
Elimination of unrealized gain on cash flow hedge terminated during the period, net of tax of $156,558	–	(234,838)
Accretion of realized gain on terminated cash flow hedge, net of tax of $140,747 and $64,018	**(211,120)**	(96,027)
Net unrealized holding gains (losses) arising during period, net of tax (benefit) of $671,983 and ($994,469)	**1,007,973**	(1,491,704)
Reclassification adjustment for (gains) losses and securities impairment included in net income (loss), net of tax (benefit) of $363,551 and ($1,153,802)	**(545,326)**	1,730,703
Adjustment to recognize funded status of pension plan, net of tax (benefit) of $31,248 and ($37,028)	**46,872**	(55,542)
Total other comprehensive income	**298,399**	617,709
Comprehensive income (loss)	**$ (1,353,920)**	$ 335,349

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Years Ended December 31, 2009 and 2008)

	Common Stock		Capital	Retained	Unearned ESOP	Treasury	Accumulated Other Comprehensive	
	Shares	Par Value	Surplus	Earnings	Shares	Stock	Income (Loss)	Total
Balance, December 31, 2007	11,443,723	$ 114,437	$ 39,009,323	$ 42,406,483	$ (3,305,250)	$ (9,329,501)	$ (3,303,342)	$ 65,592,150
Net loss	–	–	–	(262,360)	–	–	–	(262,360)
Cash dividend declared, $0.28 per share	–	–	–	(786,914)	–	–	–	(786,914)
Stock-based compensation expense	–	–	809,086	–	–	–	–	809,086
Repurchase of 377,894 shares of stock for the treasury	–	–	–	–	–	(4,244,715)	–	(4,244,715)
Issuance of 330 shares of common stock from the treasury	–	–	(836)	–	–	4,403	–	3,567
Forfeiture of restricted shares of common stock	(884)	(9)	9	–	–	–	–	–
Issuance of restricted shares of common stock	9,505	95	(95)	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	617,709	617,709
Tax benefit shortfall from stock-based compensation plans	–	–	(3,432)	–	–	–	–	(3,432)
ESOP shares earned, 44,070 shares	–	–	47,182	–	440,700	–	–	487,882
Balance, December 31, 2008	11,452,344	114,523	39,861,237	41,357,209	(2,864,550)	(13,569,813)	(2,685,633)	62,212,973
Net loss	–	–	–	**(1,652,319)**	–	–	–	**(1,652,319)**
Cash dividend declared, $0.32 per share	–	–	–	**(720,725)**	–	–	–	**(720,725)**
Stock-based compensation expense	–	–	**807,402**	–	–	–	–	**807,402**
Repurchase of 62,026 shares of stock for the treasury	–	–	–	–	–	**(516,426)**	–	**(516,426)**
Issuance of 440 shares of common stock from the treasury	–	–	**(2,602)**	–	–	**5,905**	–	**3,303**
Issuance of restricted shares of common stock	**2,000**	**20**	**(20)**	–	–	–	–	–
Other comprehensive income	–	–	–	–	–	–	**298,399**	**298,399**
Tax benefit shortfall from stock-based compensation plans	–	–	**(58,494)**	–	–	–	–	**(58,494)**
ESOP shares earned, 44,070 shares	–	–	**(73,946)**	–	**440,700**	–	–	**366,754**
Tax benefit on ESOP expense	–	–	**75,974**	–	–	–	–	**75,974**
Balance, December 31, 2009	**11,454,344**	**$ 114,543**	**$40,609,551**	**$38,984,165**	**$(2,423,850)**	**$(14,080,334)**	**$(2,387,234)**	**$60,816,841**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Years Ended December 31, 2009 and 2008)

	2009	2008
OPERATING ACTIVITIES		
Net loss	**$ (1,652,319)**	$ (262,360)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	**911,587**	964,205
Impairment loss on premises held for sale	**502,469**	-
Provision for loan losses	**7,500,000**	3,350,000
ESOP compensation expense	**366,754**	487,882
Provision for deferred taxes	**(699,010)**	(1,926,940)
Stock-based compensation expense	**807,402**	809,086
Net gain on termination of cash flow hedge	**-**	1,275,195
Accretion of gain on termination of cash flow hedge	**(351,867)**	(160,045)
Impairment losses on securities available for sale	**-**	3,119,181
Gains on sale of securities available for sale	**(908,877)**	(234,676)
Loss on sale and write-downs of other real estate owned	**422,100**	386,317
Net (gains) losses on sale or disposal of premises and equipment	**(12,064)**	865
Increase in bank owned life insurance	**(620,652)**	(495,472)
Excess tax shortfall related to stock-based compensation plans	**58,494**	3,432
Excess tax expense related to ESOP	**(75,974)**	-
(Increase) decrease in interest receivable	**(44,055)**	431,030
Increase (decrease) in interest payable	**(501,498)**	97,690
(Increase) decrease in taxes receivable	**(878,411)**	695,099
Increase in prepaid FDIC assessment	**(2,020,181)**	-
Net other operating activities	**(367,301)**	(83,939)
Total adjustments	**4,088,916**	8,718,910
Net cash provided by operating activities	**2,436,597**	8,456,550
INVESTING ACTIVITIES		
Increase in interest-bearing deposits in banks	**(42,490,529)**	(365,797)
Purchases of securities available for sale	**(97,885,273)**	(64,161,362)
Proceeds from maturities of securities available for sale	**31,400,213**	15,985,014
Proceeds from sale of securities available for sale	**64,814,421**	37,416,842
Purchase of bank owned life insurance	**-**	(5,000,000)
Increase in Federal Home Loan Bank stock	**(67,600)**	(216,100)
Purchase of other equity securities	**-**	(1,010,000)
Increase (decrease) in federal funds sold	**18,914,000**	(15,749,000)
Increase in loans, net	**(3,548,886)**	(3,906,118)
Purchases of premises and equipment	**(691,749)**	(2,950,733)
Net cash received from acquisition activity	**61,446,617**	-
Proceeds from sales of premises and equipment	**12,745**	-
Proceeds from sales of other real estate owned	**1,220,206**	1,112,341
Net cash provided by (used in) investing activities	**33,124,165**	(38,844,913)
FINANCING ACTIVITIES		
Increase (decrease) in deposits	**$ (9,634,666)**	$ 7,916,584
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	**(8,654,026)**	26,209,039
Proceeds from other borrowings	**-**	46,000,000
Repayment of other borrowings	**(11,293,787)**	(43,500,000)
Excess tax benefit related to stock-based compensation plans	**(58,494)**	(3,432)
Excess tax related to ESOP	**75,974**	-
Purchase of treasury shares, net	**(513,123)**	(4,241,148)
Dividends paid to stockholders	**(720,725)**	(786,914)
Net cash provided by (used in) financing activities	**(30,798,847)**	31,594,129
Net increase in cash and due from banks	**4,761,915**	1,205,766
Cash and due from banks at beginning of year	**10,159,602**	8,953,836
Cash and due from banks at end of year	**$ 14,921,517**	$ 10,159,602
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$ 9,132,084**	$ 12,396,652
Income taxes	**$ 64,821**	$ 7,300
NONCASH TRANSACTIONS		
Decrease in unrealized losses on securities available for sale	**$ 771,078**	$ 398,332
Decrease in unrealized gain on terminated cash flow hedges	**$ -**	$ 391,396
Principal balances of loans transferred to other real estate owned	**$ 716,084**	$ 3,276,417
Pension liability increase (decrease)	**$ (78,120)**	$ 92,570

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group (the "Company") is a mid-tier holding company whose business is primarily conducted by its wholly-owned subsidiary, HeritageBank of the South (the "Bank"). The Company is a 76% owned subsidiary of Heritage, MHC, a federally chartered mutual holding company. The other 24% of the Company is owned by the public who acquired shares of the Company through a stock offering completed on June 29, 2005. Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes South Georgia and North Central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Minority Stock Offering

The Company completed an initial public stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, of which 50% was contributed to the Bank and $4.4 million was lent to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to Heritage, MHC, so that Heritage, MHC would own 70% of the outstanding common stock at the closing of that offering.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, contingent assets and liabilities, deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, interest-bearing deposits, interest receivable, deposits, federal funds purchased and securities sold under repurchase agreements and interest payable in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balance requirements was approximately $2,787,000 and $2,141,000 at December 31, 2009 and 2008, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including other equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost. Restricted equity securities are recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date.

The Financial Accounting Standards Board ("FASB") recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment (FASB Accounting Standards Codification ("ASC") 320-10). See the "Recent Accounting Standards" section for additional information.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financial transactions as more fully disclosed in Note 11. They are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements, which are primarily U.S. Government and Government agency securities. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Originated Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer and installment loans, are recognized at the time the loan is placed on the books. Loan origination fees for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Purchased Loans

Loans acquired in business acquisitions are recorded at the fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.

In determining the acquisition date fair value of purchased loans, and in subsequent accounting, the Company generally aggregates purchased loans into pools of loans with common risk characteristics. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of the future cash flows of the pool is reasonably estimable. Subsequent to the acquisition date, increases in cash flows over those expected at the acquisition date are recognized as interest income prospectively. Decreases in expected cash flows after the acquisition date are recognized by recording an allowance for loan losses.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay and estimated value of any underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for other qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees

The Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	40
Furniture and equipment	3-7

Intangible Assets

Intangible assets consist of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006. This indefinite lived intangible asset is required to be tested at least annually for impairment or whenever events occur that may indicate the recoverability of the carrying amount is not probable. In the event of impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performed its annual test of impairment in the fourth quarter and determined that there was no impairment in the carrying value of this intangible asset. The carrying amount of this asset at December 31, 2009 was $1,000,000.

Intangible assets also consist of core deposit premiums acquired in connection with business combinations. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits, or approximately 7 years. Amortization periods are reviewed annually for impairment. Intangible assets were evaluated for impairment as of December 31, 2009, and based on that evaluation it was determined that there was no impairment. The carrying amount of the core deposit premium at December 31, 2009 was $570,832. These core deposit premiums were acquired were acquired in December 2009, and therefore, no amortization expense or related accumulated amortization has been recorded as of December 31, 2009.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. (Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.) Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Employee Stock Ownership Plan ("ESOP")

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses an average cost method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

Loss Per Share

Basic loss per share represent net loss available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted loss per share are computed by dividing net loss by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested restricted shares.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Advertising Costs

Advertising costs are expensed as incurred.

Reclassification

Certain amounts in the 2008 consolidated financial statements have been reclassed to conform to the 2009 presentation.

Recent Accounting Standards

Effective July 1, 2009, the Company adopted new accounting guidance related to U.S. GAAP (FASB ASC 105, *Generally Accepted Accounting Principles*). This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance, and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC. This guidance is effective for the Company as of December 31, 2009.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (FASB ASC 320-10). This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities. The recent guidance replaced the "intent and ability" indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more-likely-than-not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more-likely-than-not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company adopted accounting guidance related to fair value measurements and disclosures (FASB ASC 820, *Fair Value Measurements and Disclosures*). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The effect of adoption was not material.

FASB issued ASU 2009-05 (FASB ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data. If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in FASB ASC for fair value measurements and disclosures. When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements. In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities. This guidance is effective for the Company as of December 31, 2009.

In addition, the following accounting pronouncements were issued by FASB, but are not yet effective:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140", codified in the "Consolidation" Topic of the ASC as ASU 2009-16, which eliminates the concept of a "Qualified Special Purpose Entity" from FAS 140, changes the requirements for derecognizing financial assets, and requires additional disclosures. ASU 2009-16 is effective for fiscal years beginning after November 15, 2009. The Company is in the process of reviewing the potential impact of these provisions; however, their adoption is not expected to have a material impact to the consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)", codified in the "Consolidation" Topic of the ASC as ASU 2009-17, which modifies how a company determines when a Variable Interest Entity ("VIE") should be consolidated. It also requires a qualitative assessment of an entity's determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity's economic performance, and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. An ongoing reassessment is also required to determine whether a company is the primary beneficiary of a VIE as well as additional disclosures about a company's involvement in VIEs. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009. The Company is in the process of reviewing the potential impact of these provisions; however, their adoption is not expected to have a material impact to the consolidated financial statements.

In January 2010, the FASB issued the ASU 2010-06, "Improving Disclosures about Fair Value Measurements", which requires additional disclosures related to the transfers in and out of fair value hierarchy and the activity of Level 3 financial instruments. This ASU also provides clarification for the classification of financial instruments and the discussion of inputs and valuation techniques. The new disclosures and clarification are effective for interim and annual reporting periods ending after December 15, 2009, except for the disclosures related to the activity of Level 3 financial instruments. Those disclosures are effective for periods after December 15, 2010 and for interim periods within those years. The Company is in the process of reviewing the potential impact of ASU 2010-06; however, the adoption of this ASU is not expected to have a material impact to the consolidated financial statements.

NOTE 2. ACQUISITION ACTIVITY

The Tattnall Bank

On December 4, 2009, the Company participated in a federally-assisted acquisition of substantially all of the assets and substantially all of the liabilities of the Tattnall Bank ("Tattnall") from the FDIC. Tattnall operated two branch offices in the Southeast Georgia markets of Reidsville and Collins. The Company's bid included a discount payment from the FDIC totaling $15.0 million. The Company did not enter into a loss-sharing agreement with the FDIC.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition:

(dollars in thousands)	Acquired from the FDIC	Fair Value and Other Adjustments	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 19,204	$ 12,700 [a]	$ 31,904
Investment securities	1,036	–	1,036
Loans	32,472	(7,598)[b]	24,874
Foreclosed assets	5,470	(4,869)[c]	601
Core deposit intangibles	–	159 [d]	159
Due from the FDIC	–	1,108 [e]	1,108
Other assets	600	–	600
Total Assets	$ 58,782	1,500	$ 60,282
Liabilities			
Noninterest-bearing deposits	$ 4,661	$ –	$ 4,661
Interest-bearing deposits	51,507	369 [f]	51,876
Borrowings	1,294	–	1,294
Accrual for expenses associated with the disposition of problem assets	–	2,315 [g]	2,315
Other liabilities	136	–	136
Total Liabilities	$ 57,598	$ 2,684	$ 60,282

Explanations

[a] The adjustment represents the cash received from the FDIC immediately subsequent to the closing.

[b] The adjustment represents the write down of the book value of Tattnall's loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.

[c] The adjustment represents the write down of the book value of Tattnall's OREO and repossessed assets to their estimated fair value at the acquisition date based on their estimated disposition costs.

[d] The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be seven years.

[e] The adjustment represents the amount receivable from the FDIC, as adjustments were made from the date of the initial payment from the FDIC. This receivable, when added to the $12.7 million payment received from the FDIC, and the $1.2 million in net assets acquired, total the $15.0 million discount price from the FDIC for the acquisition.

[f] The adjustment is necessary because the weighted average interest rate of Tattnall's CD's exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated to be ten months.

[g] The adjustment represents management's estimates of the costs to work through and dispose of problem assets in Tattnall's portfolio, including OREO and loans. This estimate is management's best estimate at the time of acquisition. Any additional expenses above the amount accrued will be expensed as incurred.

The Company recognizes that the determination of the initial fair value of loans at the acquisition date involves a high degree of judgment and complexity. The carrying value of the acquired loans reflect management's best estimate of the fair value of these assets as of the acquisition date. However, the amount the Company ultimately recognizes on these assets could differ materially from the value reflected in these financial statements, based upon the timing and amount of collections on the acquired loans in future periods. To the extent the actual values recognized for the acquired loans are less than the Company's estimate, additional losses will be incurred. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to the closing date fair values becomes available.

Due to the significant fair value adjustments recorded, as well as the discount price received from the FDIC, Tattnall's historical results are not believed to be relevant to the Company's results, and thus no pro forma information is presented.

The Company did not immediately acquire the real estate, banking facilities, furniture or equipment of Tattnall as part of the purchase and assumption agreement. However, the purchase and assumption agreement gave the Company the option to purchase these assets. On March 4, 2010, the Company exercised its option with the FDIC and agreed to purchase these assets for approximately $1.3 million.

Lake City Branch of Atlantic Coast Bank

On December 31, 2009, we acquired certain assets and assumed certain liabilities of the Lake City, Florida, branch of Atlantic Coast Bank. The Company purchased only performing loans that met underwriting standards of the Company. After a due diligence review at this branch, the Company assumed substantially all the deposits of this branch.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(dollars in thousands)	Acquired from Lake City Branch of Atlantic Coast Bank	Fair Value and Other Adjustments	As Recorded by Heritage Financial Group
Assets			
Cash and cash equivalents	$ 392	$ 29,150[a]	$ 29,542
Premises and equipment	592	–	592
Loans	10,336	370[b]	10,706
Core deposit intangibles	–	411[c]	411
Other assets	292	–	292
Total assets	$ 11,612	$ 29,931	$ 41,543
Liabilities			
Noninterest-bearing deposits	$ 1,074	$ –	$ 1,074
Interest-bearing deposits	40,084	343[d]	40,427
Other liabilities	16	26[e]	42
Total liabilities	$ 41,174	$ 369	$ 41,543

Explanations

(a) The adjustment represents the cash received from Atlantic Coast Bank to reflect the acquisition of excess liabilities assumed over assets purchased.

(b) The adjustment represents the adjustment to fair market value of the loans assumed in the transaction.

(c) The adjustment represents the consideration paid for the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be seven years.

(d) The adjustment is necessary because the weighted average interest rate of the Lake City Branch CD's exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated to be twelve months.

(e) The adjustment represents the accrual of certain expenses expected to be incurred as part of the acquisition.

Notes to Consolidated Financial Statements

NOTE 3. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009:				
U. S. Government sponsored agency securities (GSEs)*	**$ 30,571,605**	**$ 190,036**	**$ (299,664)**	**$ 30,461,977**
State and municipal securities	**30,142,545**	**196,013**	**(1,215,694)**	**29,122,864**
Corporate debt securities	**2,178,999**	**44,976**	**(313,757)**	**1,910,218**
GSE residential mortgage-backed securities	**54,091,124**	**449,796**	**(4,682)**	**54,536,238**
Private label residential mortgage-backed securities	**3,859,494**	**15,015**	**(30)**	**3,874,479**
Total debt securities	**120,843,767**	**895,836**	**(1,833,827)**	**119,905,776**
Equity securities	**751,521**	**47,999**	**(178,396)**	**621,124**
Total securities**	**$ 121,595,288**	**$ 943,835**	**$ (2,012,223)**	**$ 120,526,900**

* Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Home Loan Banks.

** At December 31, 2009, we held no securities of any single issuer (excluding the U.S. Government and federal agencies) with a book value that exceeded 10% of stockholders' equity.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
U. S. Government sponsored agency securities (GSEs)	$ 20,923,967	$ 248,091	$ (7,077)	$ 21,164,981
State and municipal securities	30,052,558	60,677	(2,602,013)	27,511,222
Corporate debt securities	2,187,686	–	(398,303)	1,789,383
GSE residential mortgage-backed securities	59,519,328	1,469,043	(61,699)	60,926,672
Private label residential mortgage-backed securities	4,861,651	–	(380,925)	4,480,726
Total debt securities	117,545,190	1,777,811	(3,450,017)	115,872,984
Equity securities	434,801	20,999	(188,259)	267,541
Total securities	$ 117,979,991	$ 1,798,810	$ (3,638,276)	$ 116,140,525

The amortized cost and fair value of debt securities available for sale as of December 31, 2009 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due from one year to five years	$ 3,700,300	$ 3,487,707
Due from five to ten years	11,384,865	11,493,407
Due after ten years	47,807,984	46,513,945
Mortgage-backed securities	57,950,618	58,410,717
	$ 120,843,767	$ 119,905,776

Securities with a carrying value of approximately $46,814,000 and $64,931,946 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31, 2009	December 31, 2008
Gross gains on sales of securities	$ **964,793**	$ 361,701
Gross losses on sales of securities	**(55,916)**	(127,025)
Net realized gains on sales of securities available for sale	$ **908,877**	$ 234,676

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2009 and 2008.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009:						
U.S. Government sponsored agency securities (GSEs)	**$ 14,295,966**	**$ (299,664)**	**$ –**	**$ –**	**$ 14,295,966**	**$ (299,664)**
State and municipal securities	**8,125,696**	**(311,298)**	**10,722,375**	**(904,396)**	**18,848,071**	**(1,215,694)**
Corporate debt securities	**–**	**–**	**845,308**	**(313,757)**	**845,308**	**(313,757)**
GSE residential mortgage-backed securities	**2,883,976**	**(4,682)**	**–**	**–**	**2,883,976**	**(4,682)**
Private label residential mortgage-backed securities	**24,344**	**(30)**	**–**	**–**	**24,344**	**(30)**
Subtotal, debt securities	**25,329,982**	**(615,674)**	**11,567,683**	**(1,218,153)**	**36,897,665**	**(1,833,827)**
Equity securities	**–**	**–**	**256,404**	**(178,396)**	**256,404**	**(178,396)**
Total temporarily impaired securities	**$ 25,329,982**	**$ (615,674)**	**$ 11,824,087**	**$ (1,396,549)**	**$ 37,154,069**	**$ (2,012,223)**
December 31, 2008:						
U.S. Government sponsored agency securities (GSEs)	$ 1,992,923	$ (7,077)	$ –	$ –	$ 1,992,923	$ (7,077)
State and municipal securities	12,567,698	(889,679)	10,383,740	(1,712,334)	22,951,438	(2,602,013)
Corporate debt securities	–	–	763,444	(398,303)	763,444	(398,303)
GSE residential mortgage-backed securities	–	–	–	–	–	–
Private label residential mortgage-backed securities	4,366,655	(378,461)	4,772,176	(64,163)	9,138,831	(442,624)
Subtotal, debt securities	18,927,276	(1,275,217)	15,919,360	(2,174,800)	34,846,636	(3,450,017)
Equity securities	–	–	246,541	(188,259)	246,541	(188,259)
Total temporarily impaired securities	$ 18,927,276	$ (1,275,217)	$ 16,165,901	$ (2,363,059)	$ 35,093,177	$ (3,638,276)

Notes to Consolidated Financial Statements

GSE debt securities. The unrealized losses on the nine investments in GSEs were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

Corporate bonds. The Company's unrealized losses on investments in two corporate bonds relates are primarily caused by recent decreases in profitability and profit forecasts by financial industry analysts resulting from the sub-prime mortgage market and a recent sector downgrade by several industry analysts. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investment and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of its par value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

GSE residential mortgage-backed securities. The unrealized losses on the Company's investment in two GSE mortgage-backed securities were caused by interest rate increases. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

Private-label residential mortgage-backed securities. The unrealized losses associated with one private residential mortgage-backed securities are primarily driven by higher projected collateral losses, wider credit spreads, and changes in interest rates. We assess for credit impairment using a cash flow model. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our credit enhancement, we expect to recover the entire amortized cost basis of these securities.

Marketable equity securities. The Company's investments in two marketable equity securities consist primarily of investments in preferred stock of entities in the financial services industry. The Company evaluated the prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

Other-Than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses debt and equity securities impairment model.

Management routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Economic models are used to determine whether an other-than-temporary impairment has occurred on these securities. While all securities are considered, the securities primarily impacted by other-than-temporary impairment testing are private-label mortgage-backed securities. For each private-label mortgage-backed security in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an other-than-temporary impairment has occurred. Various inputs to the economic models are used to determine if an unrealized loss is other-than-temporary. The most significant inputs are the following:

- Default rate
- Severity

Other inputs may include the actual collateral attributes, which include geographic concentrations, credit ratings, and other performance indicators of the underlying asset.

During 2008, the Company recorded an other than temporary impairment charges on securities of three issuers whose securities were held in our available for sale portfolio. An other than temporary impairment charge of $1.5 million was recorded on its investment in Freddie Mac preferred stock. The value of these securities declined significantly after the U.S. Government placed both companies into conservatorship in September 2008. The securities have a new cost basis of approximately $1. In addition, the Company impaired the corporate bonds of General Motors, in which we had an investment of $1.2 million that was written down to $220,000, and the corporate bonds of Ford Motor Credit, in which the Company held an investment of $1 million that was written down to $400,000. Subsequent to the write down, the Company saw a significant increase in the value of the corporate bonds. Based on the change in value, the Company sold the investments in General Motors and Ford Motor Credit for an approximate gain of $172,000. The Company still holds the investment in the preferred stock of Freddie Mac at December 31, 2009.

Restricted Equity Securities

The investment in the common stock of the Federal Home Loan Bank of Atlanta is accounted for by the cost method, which also represents par value, and is made for long-term business affiliation reasons. In addition, this investment is subject to restrictions relating to sale, transfer or other disposition. Dividends are recognized in income when declared. The carrying value of this investment at December 31, 2009 is $3,253,400. The estimated fair value of this investment is $3,253,400 as of December 31, 2009 and therefore is not considered impaired.

Other equity securities represent an investment in the common stock of the Chattahoochee Bank of Georgia ("Chattahoochee"), a de novo bank in Gainesville, Georgia. The Company accounts for this investment by the cost method. This investment represents approximately 4.9% of the outstanding shares of Chattahoochee. Since its initial capital raise, Chattahoochee has not had any stock transactions, and therefore, no fair market value is readily available. The carrying value of this investment at December 31, 2009 is $1,010,000. The Company plans to hold this investment for the foreseeable future, and does not consider it impaired as of December 31, 2009.

NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31,	
	2009	2008
Commercial real estate	**$ 71,013,650**	$ 52,477,396
Commercial and industrial loans	**45,784,735**	42,838,238
Multifamily	**11,650,057**	10,719,282
Construction and land	**28,002,622**	43,296,696
Farmland	**9,012,642**	5,743,563
Mortgage loans, 1-4 families	**81,255,214**	79,727,032
Home equity	**17,312,606**	18,343,923
Indirect auto loans	**16,546,425**	26,577,958
Direct auto loans	**10,151,213**	13,175,286
Student loans	**596,494**	552,174
Other	**7,687,048**	9,036,344
Total originated loans	**299,012,706**	302,487,892
Purchased loans, net of fair market value adjustments	**35,126,226**	–
Total loans	**334,138,932**	302,487,892
Total allowance for loan losses	**(6,060,460)**	(4,950,722)
Loans, net	**$328,078,472**	$297,537,170

Notes to Consolidated Financial Statements

A loan is considered impaired, in accordance with the impairment accounting guidance (FASB ASC 310-10-35-16), when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan. Impaired loans include loans modified in troubled debt restructuring where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the originated impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2009, the Company had $1,420,000 in commercial loans and $657,799 in commercial real estate loans that were modified in troubled debt restructuring and impaired. In addition to these amounts, the Company had troubled debt restructurings that were performing in accordance with their modified terms of $18,274 in residential mortgage loans, $1,454,452 in commercial real estate loans and $1,700,000 in development loans at December 31, 2009.

The following is a summary of information pertaining to impaired loans (excluding purchased loans and performing troubled debt restructurings):

	As of and For the Years Ended December 31,	
	2009	2008
Impaired loans without a valuation allowance	$ –	$ –
Impaired loans with a valuation allowance	**7,236,764**	7,281,226
Total impaired loans	**$ 7,236,764**	$ 7,281,226
Valuation allowance related to impaired loans	**$ 1,175,081**	$ 666,193
Average investment in impaired loans	**$ 9,505,953**	$ 4,811,203
Forgone interest income on impaired loans	**$ 610,371**	$ 202,843

Loans on nonaccrual status in the originated portfolio amounted to $7,236,764 and $7,281,226 at December 31, 2009 and 2008, respectively. Loans on nonaccrual status in the purchased portfolio totaled $1,226,112 at December 31, 2009. There were no loans past due ninety days or more and still accruing interest at December 31, 2009 and 2008, respectively. There were no significant amounts of interest income recognized on impaired loans on the cash basis for the years ended December 31, 2009 and 2008.

At December 31, 2009, the contractual amount of purchased loans totaled $42,354,492 less fair market value adjustments of $7,228,266 for a carrying value of $35,126,226. Management's preliminary allocations estimate approximately $2,000,000 in accretable yield related to these purchased loans. No accretion was recognized in income during 2009 related to these purchased loans.

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2009	2008
Balance, beginning of year	**$ 4,950,722**	$ 4,415,669
Provision for loan losses	**7,500,000**	3,350,000
Loans charged off	**(6,620,779)**	(3,001,570)
Recoveries of loans previously charged off	**230,517**	186,623
Balance, end of year	**$ 6,060,460**	$ 4,950,722

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans at December 31, 2009 are summarized as follows:

Balance, beginning of year	$ 10,075,860
Advances	9,699,433
Repayments	(11,053,483)
Balance, end of year	$ 8,721,810

NOTE 5. OTHER REAL ESTATE OWNED

A summary of other real estate owned is presented as follows:

	Years Ended December 31,	
	2009	2008
Balance, beginning of year	**$ 2,064,789**	$ 287,030
Additions	**716,084**	3,276,417
Purchased other real estate, net of fair market value adjustments	**600,870**	–
Disposals	**(1,220,206)**	(1,112,341)
Losses on sales and write downs of other real estate owned	**(422,100)**	(386,317)
Balance, end of year	**$ 1,739,437**	$ 2,064,789

NOTE 6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2009	2008
Land and improvements	**$ 5,416,591**	$ 5,864,170
Buildings	**10,658,122**	12,511,976
Furniture and equipment	**8,818,068**	8,578,984
Construction in progress	**885,627**	40,674
	25,778,408	26,995,804
Accumulated depreciation	**(10,188,288)**	(10,194,621)
	$ 15,590,120	$ 16,801,183
Premises held for sale	**$ 1,080,000**	$ –

Construction in progress at December 31, 2009 and 2008 of $292,952 and $40,674 consisted primarily of costs associated with the purchase of real estate and design for a new branch location in the Albany market area. Currently, the Company has not started construction of this facility and does not have an estimated cost for the facility.

Construction in progress at December 31, 2009 of $592,675 relates to the purchase of the Lake City branch on December 31, 2009. Subsequent to year end, the Company received updated appraisals on the construction in progress and are due a refund of $50,000 from the sellers of the branch based on these updated appraisals that the Company expects to receive during the second quarter of 2010.

As of December 31, 2009, the Company held its former main location for sale. The Company no longer operates this facility, and has therefore adjusted its carrying value to the amount that is expected to be received from the proceeds of a sale. This adjustment resulted in an impairment charge of $502,469 during 2009.

Depreciation and amortization expense was $911,587 and $964,205 for the years ended December 31, 2009 and 2008, respectively.

Leases

The Company has two leases for office space, one of which is used as a branch location and the other for the Company's investment division. The other branch location is under a noncancelable operating lease on its banking facility in Ocala, Florida. The lease for the investment division is also a noncancelable lease in Albany, Georgia.

The Company has also obtained assignment of a 99 year land lease associated with its main office in Ocala, Florida with a remaining life of approximately 63 years.

Rental expense under all operating leases amounted to approximately $121,375 and $147,225 for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2010	$ 81,800
2011	24,500
2012	13,200
2013	13,200
2014	13,200
Thereafter	770,000
	$ 915,900

NOTE 7. INTANGIBLE ASSETS

In December 2009, the Company acquired the assets and assumed the liabilities associated with a branch location in Lake City, Florida. Also in December 2009, the Company acquired the assets and assumed the liabilities of the Tattnall Bank in a federally-assisted transaction with the FDIC. Following is a summary of information related to the intangible assets associated with these acquisitions based on our preliminary allocations:

	As of December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization
Lake City, Florida, branch	$ 159,463	$ –
The Tattnall Bank	411,369	–
Core deposit premiums	$ 570,832	$ –

There was no amortization expense recorded for the year ended December 31, 2009.

The estimated amortization expense for each of the next five years is as follows based on our preliminary allocations:

2010	$ 153,115
2011	129,709
2012	106,303
2013	82,897
2014 and beyond	98,808
	$ 570,832

NOTE 8. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2009 and 2008 was $78,894,154 and $58,363,282, respectively. The scheduled maturities of time deposits at December 31, 2009 are as follows:

2010	$131,418,985
2011	27,398,794
2012	8,293,096
2013	3,235,085
2014 and beyond	4,604,134
	$174,950,094

Overdraft deposit accounts reclassified to loans totaled $298,080 and $267,806 at December 31, 2009 and 2008, respectively.

The Company had $25,007,772 and $53,039,736 in brokered time deposits as of December 31, 2009 and 2008, respectively.

NOTE 9. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. Effective January 1, 2009, the Board of Directors voted to freeze the plan to new entrants. Participants of the plan prior to January 1, 2009 that meet certain age and service requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	December 31,	
	2009	2008
Changes in benefit obligations:		
Obligations at beginning of year	**$ 6,753,603**	$ 7,574,649
Service cost	**609,511**	753,177
Interest cost	**418,965**	398,996
Benefits paid	**(544,384)**	(615,968)
Actuarial (gain) loss	**1,089,620**	(1,357,251)
Obligations at end of year	**$ 8,327,315**	$ 6,753,603
Changes in plan assets:		
Fair value of assets at beginning of year	**$ 4,592,074**	$ 6,227,688
Actual return on assets	**1,185,399**	(1,320,750)
Company contributions	**1,000,000**	301,104
Benefits paid	**(544,384)**	(615,968)
Fair value of assets at end of year	**$ 6,233,089**	$ 4,592,074
Funded status at end of year, included in other liabilities	**$ (2,094,226)**	$ (2,161,529)
Pretax amounts recognized in accumulated other comprehensive income consist of:		
Net loss	**$ 3,495,052**	$ 3,564,058
Prior service cost	**166,819**	175,933
	$ 3,661,871	$ 3,739,991
Accumulated benefit obligation	**$ 6,587,683**	$ 5,424,718
Net periodic benefit cost:		
Service cost	**$ 609,511**	$ 753,177
Interest cost	**418,965**	398,996
Expected return on plan assets	**(358,807)**	(449,094)
Amortization of prior losses	**332,034**	310,909
Amortization of service costs	**9,114**	9,114
Net periodic benefit cost	**$ 1,010,817**	$ 1,023,102

Notes to Consolidated Financial Statements

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Current year actuarial loss	**$ 263,028**	$ 412,593
Amortization of prior losses	**(332,034)**	(310,909)
Amortization of prior service cost	**(9,114)**	(9,114)
Total recognized in other comprehensive income (loss)	**$ (78,120)**	$ 92,570

	December 31, 2009	December 31, 2008
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**6.00%**	6.50%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2009 and 2008 is as follows:

	2009	2008
Fixed income	**39.8%**	78.3%
Equities	**51.9%**	20.3%
Cash and cash equivalents	**8.3%**	1.4%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2010.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2010 are as follows:

Prior service cost	$ 9,114
Net loss	306,014
	$ 315,128

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2010	$ 320,197
2011	552,419
2012	1,364,633
2013	582,000
2014	300,710
2015-2019	6,283,365

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Company's match was approximately $90,000 and $100,000 for December 31, 2009 and 2008, respectively.

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4,407,000 from the Company. The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. An employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2009 and 2008 amounted to $462,804 and $556,691, respectively.

Compensation expense for shares committed to be released under the Company's ESOP in 2009 and 2008 were $366,755 and $487,882, respectively. Shares held by the ESOP were as follows:

	2009	2008
Shares released for allocation	**198,315**	154,245
Unearned	**242,385**	286,455
Total ESOP shares	**440,700**	440,700
Fair value of unearned shares	**$ 1,757,291**	$ 2,578,095

NOTE 10. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $14,756,771 and $14,136,119 at December 31, 2009 and 2008, respectively, is separately stated on the consolidated balance sheets. In September of 2007, the Company accelerated vesting under its deferred compensation agreements with each of its currently serving covered directors and executives. Under this acceleration, each covered director and executive is fully vested in their plan balance.

Accrued deferred compensation of $3,089,229 and $3,123,970 at December 31, 2009 and 2008, respectively, is included in other liabilities.

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2009 and 2008, the liability for these agreements was $514,169 and $439,893, respectively, and is included in other liabilities.

Aggregate compensation expense under the plans was $41,218 and $61,507 for the years ended December 31, 2009 and 2008, respectively.

NOTE 11. FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. Securities sold under repurchase agreements are secured borrowings and are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Federal funds purchased and securities sold under repurchase agreements at December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008
Federal funds purchased from Chattahoochee Bank of Georgia with interest at 0.15% maturing daily.	**$ 2,533,892**	$ 10,969,017
Sold in overnight agreements maturing in one to four days.	**309,573**	528,474
Sold in a structured agreement due January 25, 2015. The rate resets quarterly until January 25, 2011. At that date, it can be terminated or renewed at a rate of 3.78% until maturity. The rate at December 31, 2009 was 0.00%.	**5,000,000**	5,000,000
Sold in a structured agreement due March 3, 2013. The rate resets quarterly until September 3, 2010. At that date, it can be terminated or renewed at a rate of 3.45% fixed until maturity. The rate at December 31, 2009 was 0.07%.	**5,000,000**	5,000,000
Sold in a structured agreement due March 3, 2018. The rate is fixed at a rate of 2.19% until March 3, 2010. At that date, it can be renewed at a variable rate or terminated.	**5,000,000**	5,000,000
Sold in a structured agreement at a variable rate due March 8, 2017 with a quarterly put beginning March 8, 2010. The rate resets quarterly and was 0.00% at December 31, 2009.	**10,000,000**	10,000,000
Sold in a structured agreement at a fixed rate of 4.75% due August 21, 2017 with a quarterly put beginning August 21, 2011.	**5,000,000**	5,000,000
	$ 32,843,465	$ 41,497,491

NOTE 12. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31, 2009	December 31, 2008
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.16% until March 24, 2009, due June 22, 2009	**$ –**	$ 10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71%, due September 17, 2014	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23% until August 17, 2010, due August 17, 2015	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a variable rate of 2.85%, due February 28, 2011	**7,500,000**	7,500,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 2.74% until January 25, 2010, due July 23, 2018	**10,000,000**	10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54%, due October 31, 2016	**15,000,000**	15,000,000
	$ 42,500,000	$ 52,500,000

The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans.

Other borrowings at December 31, 2009 have maturities in future years as follows:

2010	$ –
2011	–
2012	7,500,000
2013	–
2014	5,000,000
Later years	30,000,000
	$ 42,500,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions including the FHLB totaling approximately $47,536,000 at December 31, 2009.

NOTE 13. INCOME TAXES

The income tax benefit in the consolidated statements of operations consists of the following:

	Years Ended December 31,	
	2009	2008
Current	**$ (1,024,716)**	$ 698,964
Deferred	**(699,610)**	(1,926,940)
	$ (1,724,326)	$ (1,227,976)

The Company's income tax benefit differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2009	2008
Tax at federal income tax rate	**$ (1,148,059)**	$ (506,714)
Increase (decrease) resulting from:		
Tax-exempt interest	**(385,077)**	(407,702)
Bank owned life insurance	**(211,022)**	(168,467)
Employee Stock Ownership Plan	**(64,578)**	(23,395)
Other	**84,410**	(121,698)
Provision for income tax benefits	**$ (1,724,326)**	$ (1,227,976)

	Years Ended December 31,	
	2009	2008
Deferred tax assets:		
Loan loss reserves	**$ 1,520,552**	$ 1,486,793
Deferred compensation	**1,441,359**	1,425,545
Organizational cost	**-**	4,832
Pension liability	**1,464,415**	1,495,663
Unrealized loss on securities available for sale	**420,307**	728,738
Impairment loss on securities available for sale	**555,686**	600,000
Stock-based compensation	**367,796**	300,567
Nonaccrual loans	**244,148**	81,136
Premises held for sale	**200,988**	-
Other real estate owned	**314,192**	-
Other	**21,465**	5,676
	6,550,908	6,128,950
Deferred tax liabilities:		
Depreciation and amortization	**104,381**	31,701
Realized gains on terminated cash flow hedges	**305,313**	446,060
Deferred pension costs	**31,024**	35,468
Deferred loans costs	**69,175**	75,384
	509,893	588,613
Net deferred tax assets	**$ 6,041,015**	$ 5,540,337

Notes to Consolidated Financial Statements

NOTE 14. LOSS PER SHARE

The components used to calculate basic and diluted loss per share follows:

	Years Ended December 31, 2009	2008
Basic Loss and Shares:		
Net Loss	**$ (1,652,319)**	$ (262,360)
Weighted-average basic shares outstanding	**10,053,122**	10,208,981
Basic Loss Per Share:		
Net Loss	**$ (0.16)**	$ (0.03)
Diluted Loss and Shares:		
Net Loss	**$ (1,652,319)**	$ (262,360)
Weighted-average basic shares outstanding	**10,053,122**	10,208,981
Add: Stock options and nonvested shares	**–**	–
Weighted-average diluted shares outstanding	**10,053,122**	10,208,981
Diluted Loss Per Share:		
Net Loss	**$ (0.16)**	$ (0.03)

At December 31, 2009 and 2008, potential common shares of 689,570 and 614,168 were not included in the calculation of diluted loss per share because the assumed exercise of such shares would be anti-dilutive.

NOTE 15. STOCK PLANS AND STOCK-BASED COMPENSATION

On May 17, 2006, our stockholders approved the 2006 Equity Incentive Plan ("the Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, to provide directors, advisory directors, officers and employees of Heritage Financial Group and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 771,149 shares, of which 550,821 were available as stock options or stock appreciation rights and 220,328 shares were available as restricted stock awards.

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

At December 31, 2009, there was approximately $435,000 of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 2.5 years.

A summary of the status of the two plans at December 31, 2009 and 2008, along with changes during the years then ended follows:

	2009		2008	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	**491,555**	**$ 12.55**	474,605	$ 12.60
Granted	**6,000**	**6.97**	19,750	11.25
Exercised	–	–	–	–
Forfeited	–	–	(2,240)	12.54
Expired	–	–	(560)	12.54
Under option, end of year	**497,555**	**$ 12.48**	491,555	$ 12.55
Exercisable at end of year	**287,030**	**$ 12.59**	188,720	$ 12.61
Weighted average fair value per option of options granted during year		**$ 1.49**		$ 1.91
Total grant date fair value of options vested during the year		**$ 310,591**		$ 303,124
Total intrinsic value of options exercised during the year		**$ –**		$ –
Shares available for grant		**43,506**		49,506

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Years Ended December 31,	
	2009	2008
Stock options vested and expected to vest:		
Number	**497,555**	491,555
Weighted Average Exercise Price	**$ 12.48**	$ 12.55
Aggregate Intrinsic Value	**–**	–
Weighted Average Contractual Term of Options	**6.5 years**	7.5 years
Stock options vested and currently exercisable:		
Number	**287,030**	188,720
Weighted Average Exercise Price	**$ 12.59**	$ 12.60
Aggregate Intrinsic Value	**–**	–
Weighted Average Contractual Term of Options	**6.4 years**	7.4 years

Notes to Consolidated Financial Statements

A further summary of the options outstanding at December 31, 2009 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 6.97	6,000	9.9	$ 6.97	–	$ –
$ 11.25	19,750	8.0	$ 11.25	4,500	$ 16.63
$ 12.54	464,305	6.4	$ 12.54	278,580	$ 12.54
$ 16.63	7,500	6.9	$ 16.63	3,950	$ 11.25
	497,555	6.5	$ 12.48	287,030	$ 12.59

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions listed in the table below were used for the period indicated.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Weighted-average risk-free interest rate	**3.36%**	4.01%
Weighted-average expected life of the options	**7.5 years**	7.5 years
Weighted-average expected dividends (as a percent of the fair value of the stock)	**3.12%**	2.55%
Weighted-average expected volatility	**24.50%**	14.37%

For the years ended December 31, 2009 and 2008, the Company recognized pre-tax compensation expense related to stock options of approximately $311,000.

The Company also grants restricted stock periodically as a part of the 2006 Plan for the benefit of employees and directors. Under the Plan, 220,328 shares of common stock were reserved for restricted stock grants. At December 31, 2009, restricted stock grants covering 219,410 shares of common stock had been issued, 15,516 had been forfeited, and 16,434 shares were available for grant. Restricted stock grants are made at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the year ended December 31, 2009:

	Restricted Shares	Weighted-Average Market Price at Grant
Balance, beginning of year	122,613	$ 12.50
Granted	2,000	6.97
Vested	(39,602)	12.54
Forfeited	–	–
Balance, end of year	85,011	$ 12.35

The balance of unearned compensation related to these restricted shares as of December 31, 2009 was approximately $729,000, which is expected to be recognized over a weighted-average of 1.6 years. Total compensation expense recognized for the restricted shares granted to employees and directors for the years ended December 31, 2009 and 2008 was approximately $497,000 and $498,000, respectively.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

In 2007, the Company entered into three, 5-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. At December 31, 2007, the Company reported a $234,838 gain, net of a $156,558 tax effect, in other comprehensive income related to cash flow hedges.

In March 2008, the Company terminated these swap agreements for a cash payment from its counterparty in the amount of $898,725. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2009 and 2008, the Company had a balance of $555,575 and $751,661, respectively, of unaccreted gain related to these swap agreements. In May 2008, the Company entered into two, 3-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. In November 2008, the Company terminated these swap agreements for a cash payment from its counterpart in the amount of $376,471. This gain, net of tax, is reported as a component of other comprehensive income, and will be accreted to interest income over the remaining life of the swap agreements. As of December 31, 2009 and 2008, the Company had a balance of $207,708 and $363,489, respectively, of unaccreted gain related to these swap agreements. For the year ended December 31, 2009 and 2008, the Company recorded interest income of $351,867 and $160,046 on the accretion of terminated cash flow hedges. The Company also reported net interest income of $141,854 during 2008 for periods in which the above cash flow hedges were effective. At December 31, 2009, the Company had no remaining derivative contracts in place.

The following table sets forth the amounts of deferred gain that will be accreted into interest income from these cash flow hedges in the years indicated:

2010	351,866
2011	248,013
2012	163,405
	$ 763,284

NOTE 17. COMMITMENTS AND CONTINGENCIES

The Company's asset-liability management policy allows the use of certain derivative financial instruments for hedging purposes in managing the Company's interest rate risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The most common derivative instruments include interest rate swaps, caps, floors and collars.

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

Notes to Consolidated Financial Statements

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2009	2008
Commitments to extend credit	**$ 37,570,312**	$ 37,200,583
Standby letters of credit	**834,060**	4,989,085
	$ 38,404,372	$ 42,189,668

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2009 and 2008, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2009 and 2008.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 18. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in South Georgia and North Central Florida. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical areas served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

The Bank does not extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $11.8 million, in accordance with Georgia banking regulations.

NOTE 19. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2009, there was no retained earnings available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2009 and 2008, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and the Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Capital to Risk Weighted Assets						
Consolidated	**$ 66,476**	**16.8%**	**$ 31,735**	**8.0%**	**$ n/a**	**-**
HeritageBank of the South	**60,004**	**15.5%**	**31,067**	**8.0%**	**38,834**	**10.0%**
Tier I Capital to Risk Weighted Assets						
Consolidated	**$ 61,586**	**15.5%**	**$ 15,867**	**4.0%**	**$ n/a**	**-**
HeritageBank of the South	**55,114**	**14.2%**	**15,534**	**4.0%**	**23,301**	**6.0%**
Tier I Capital to Average Assets:						
Consolidated	**$ 61,586**	**12.4%**	**$ 19,803**	**4.0%**	**$ n/a**	**-**
HeritageBank of the South	**55,114**	**11.2%**	**19,724**	**4.0%**	**24,655**	**5.0%**
As of December 31, 2008:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 66,767	18.4%	$ 29,035	8.0%	$ n/a	-
HeritageBank of the South	59,670	16.7%	28,654	8.0%	35,818	10.0%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 61,816	17.0%	$ 14,517	4.0%	$ n/a	-
HeritageBank of the South	55,178	15.4%	14,327	4.0%	21,491	6.0%
Tier I Capital to Average Assets:						
Consolidated	$ 61,816	12.6%	$ 19,622	4.0%	$ n/a	-
HeritageBank of the South	55,178	11.0%	19,983	4.0%	24,979	5.0%

Heritage Financial Group is subject to Georgia capital requirements for holding companies. At December 31, 2009, Heritage Financial Group had total equity of approximately $60.8 million or 10.6% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group had Tier 1 leverage capital of $61.6 million or 12.4%, which is $41.7 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

NOTE 20. FAIR VALUE OF ASSETS AND LIABILITIES

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits at other financial institutions and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements: The fair value of fixed rate federal funds purchased and securities sold under repurchase agreements is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Other Borrowings: The carrying amount of variable rate advances approximates fair value. The fair value of fixed rate advances is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis: Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using				
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Netting	Total Carrying Value
December 31, 2009					
Securities available for sale					
Debt securities	**$ -**	**$ 119,905,776**	**$ –**	**$ –**	**$ 119,905,776**
Marketable equity securities	**48,000**	**573,124**	**–**	**–**	**621,124**
Total securities available for sale	**$ 48,000**	**$ 120,478,900**	**$ –**	**$ –**	**$ 120,526,900**
December 31, 2008					
Securities available for sale					
Debt securities	$ –	$ 115,872,984	$ –	$ –	$ 115,872,984
Marketable equity securities	21,000	246,541	–	–	267,541
Total securities available for sale	$ 21,000	$ 116,119,525	$ –	$ –	$ 116,140,525

Notes to Consolidated Financial Statements

Assets Measured at Fair Value on a Nonrecurring Basis: Under certain circumstances, adjustments are made to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy for which a nonrecurring change in fair value has been recorded:

	Fair Value Measurements Using			
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains Losses
December 31, 2009				
Impaired loans	**$ -**	**$ -**	**$ 7,236,764**	**$ (4,274,496)**
Foreclosed assets	**-**	**-**	**530,028**	**(362,200)**
Total	**$ -**	**$ -**	**$ 7,766,792**	**$ (4,636,696)**
December 31, 2008				
Impaired loans	$ -	$ -	$ 7,207,780	$ (665,106)
Foreclosed assets	-	-	1,386,726	(448,050)
Total	$ -	$ -	$ 8,594,506	$ (1,113,156)

In accordance with the provisions of the loan impairment guidance (FASB ASC 310-10-35), individual loans were written down to their fair value. Loans applicable to write downs of impaired loans are estimated using the present value of expected cash flows or the appraised value of the underlying collateral discounted as necessary due to management's estimates of changes in economic conditions.

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed assets as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and interest-bearing deposits in banks	**$ 58,157,804**	**$ 58,157,804**	$ 10,905,360	$ 10,905,360
Federal funds sold	**$ 11,340,000**	**$ 11,340,000**	$ 30,254,000	$ 30,254,000
Securities available for sale	**$ 120,526,900**	**$ 120,526,900**	$ 116,140,525	$ 116,140,525
Federal home loan bank stock	**$ 3,253,400**	**$ 3,253,400**	$ 3,185,800	$ 3,185,800
Other equity securities	**$ 1,010,000**	**$ 1,010,000**	$ 1,010,000	$ 1,010,000
Loans	**$ 334,138,932**	**$ 341,971,372**	$ 302,487,892	$ 309,635,072
Allowance for loan losses	**6,060,460**	–	4,950,722	–
Loans, net	**$ 328,078,472**	**$ 341,971,372**	$ 297,537,170	$ 309,635,072
Accrued interest receivable	**$ 2,799,375**	**$ 2,799,375**	$ 2,155,327	$ 2,155,327
Financial liabilities:				
Deposits	**$ 426,606,522**	**$ 424,097,453**	$ 338,545,994	$ 336,904,274
Federal funds purchased and securities sold under repurchase agreements	**$ 32,843,465**	**$ 35,285,910**	$ 41,497,491	$ 44,497,491
Other borrowings	**$ 42,500,000**	**$ 44,563,744**	$ 52,500,000	$ 56,936,956
Accrued interest payable	**$ 706,321**	**$ 706,321**	$ 1,045,042	$ 1,045,042

NOTE 21. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and due from banks	**$ 4,264,674**	$ 112,682
Federal funds sold	–	62,000
Other equity securities, at cost	**1,010,000**	1,010,000
Securities available for sale, at fair value	**401,712**	4,616,161
Investment in subsidiary	**54,461,917**	55,884,743
Premises and equipment, net	**476,028**	469,986
Other assets	**1,088,572**	941,580
Total assets	**$ 61,702,903**	$ 63,097,152
Liabilities		
Other liabilities	**$ 886,062**	$ 884,179
Stockholders' equity	**60,816,841**	62,212,973
Total liabilities and stockholders' equity	**$ 61,702,903**	$ 63,097,152

Condensed Statements of Operations
Years Ended December 31, 2009 and 2008

	2009	2008
Income		
Dividends from subsidiary	**$ 1,000,000**	$ 1,571,500
Interest	**101,744**	359,260
Impairment loss on securities	**–**	(860,049)
Gains on sales of securities	**37,215**	89,250
Other income	**–**	1,571
Total income	**1,138,959**	1,161,532
Expense		
Depreciation	**13,197**	14,705
Other expense	**702,195**	768,009
Total expense	**715,392**	782,714
Income before income tax benefits and equity in distributions in excess of earnings of subsidiary	**423,567**	378,818
Income tax benefits	**231,563**	441,145
Income before distribution in excess of earnings of subsidiary	**655,130**	819,963
Distributions in excess of earnings of subsidiary	**(2,307,449)**	(1,082,323)
Net loss	**$ (1,652,319)**	$ (262,360)

Condensed Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net loss	**$ (1,652,319)**	$ (262,360)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	**13,197**	14,705
Excess tax (benefit) shortfall related to stock-based compensation plans	**58,494**	3,432
Stock-based compensation expense	**226,084**	225,420
Impairment losses on securities available for sale	**–**	860,049
Gains on sales of securities	**(37,215)**	(89,250)
Distributions in excess of earnings of subsidiary	**2,307,449**	1,082,323
Other operating activities	**(224,967)**	(393,772)
Total adjustments	**2,343,042**	1,702,907
Net cash provided by operating activities	**690,723**	1,440,547
INVESTING ACTIVITIES		
Decrease in federal funds sold	**62,000**	2,401,000
Purchase of premises and equipment	**(19,239)**	–
Purchases of securities available for sale	**(964,033)**	–
Proceeds from maturities of securities available for sale	**1,707,321**	1,101,362
Proceeds from sale of securities available for sale	**3,561,788**	409,250
Purchase of other equity securities	**–**	(1,010,000)
Net cash provided by investing activities	**4,347,837**	2,901,612
FINANCING ACTIVITIES		
Shares released to employee stock ownership plan	**409,077**	487,882
Excess tax (benefit) shortfall related to stock-based compensation plans	**(58,494)**	(3,432)
Purchase of treasury shares, net	**(516,426)**	(4,241,148)
Dividends paid to stockholders	**(720,725)**	(786,914)
Net cash used in financing activities	**(886,568)**	(4,543,612)
Net increase (decrease) in cash and due from banks	**4,151,992**	(201,453)
Cash and due from banks at beginning of year	**112,682**	314,135
Cash and due from banks at end of year	**$ 4,264,674**	$ 112,682

NOTE 22. STOCK REPURCHASE PLAN

In May and October 2006, the Board of Directors approved a plan to repurchase 555,328 shares of the Company's common stock. During 2006, the Company acquired 555,328 shares of common stock, for a total cost of $8,520,680.

In February 2007, the Board of Directors approved a plan to repurchase 300,000 shares of the Company's common stock. As of December 31, 2007, the Company had acquired 61,106 shares at a total cost of $816,227. On February 19, 2008, the Board of Directors extended this plan until February 2009. During 2008, the Company completed this plan by repurchasing the remaining 238,894 shares for a total cost of $2,879,378.

In October 2008, the Board of Directors approved a plan to repurchase 125,000 shares. The Company completed this plan, purchasing 125,000 shares for a total cost of $1,242,838. In December 2008, the Board of Directors approved a plan to repurchase 250,000 shares. This plan was renewed by the Board for one more year in December 2009. As of December 31, 2009, the Company had acquired 76,026 shares under this plan for a total cost of $633,021.

NOTE 23. SUBSEQUENT EVENTS

Branch Acquisition

On February 23, 2010, the Company entered into a Purchase and Assumption Agreement with The Park Avenue Bank, providing for the acquisition of five branches in Georgia. These branches are located in: Statesboro (2), Baxley, Hazlehurst and Adel. In the transaction, the Company will purchase approximately $52 million in loans, the real and personal property of the branches, and will assume approximately $72 million in non-certificate deposits, upon which the Company will pay a deposit premium of 1.5%, with a guaranteed minimum payment of $900,000. Additionally, the Company will assume an estimated $30 million in certificates of deposit that mature within 45 days of the transaction's closing; no deposit premium will be paid on these certificates of deposit. The transaction is expected to close in the second quarter of 2010 and is subject to regulatory approval.

Second Step Stock Offering

On March 17, 2010, the Company adopted a plan to reorganize from a two-tier mutual holding company to a full stock holding company and will undertake a "second-step" offering of shares of the holding company's common stock. The conversion and offering is expected to be completed in the third quarter of 2010, subject to regulatory, stockholder and depositor approvals.

As part of the reorganization, HeritageBank of the South will become a wholly owned subsidiary of a to-be-formed stock corporation, Heritage Financial Group, Inc. Shares of the common stock of the Company, other than those held by Heritage, MHC, will be converted into shares of common stock in Heritage Financial Group, Inc., using an exchange ratio designed to preserve current percentage ownership interests. Shares owned by Heritage, MHC will be retired, and new shares representing that ownership will be offered and sold to the Bank's eligible depositors, the Bank's tax-qualified employee benefit plans and to members of the general public as set forth in the Plan of Conversion and Reorganization of Heritage, MHC.

The Plan of Conversion and Reorganization of Heritage, MHC will be submitted to the Office of Thrift Supervision and the Georgia Department of Banking and Finance for regulatory approval. Upon receipt of regulatory approvals, the Company will seek approval from its stockholders and HeritageBank of the South depositors.

Market and Dividend Information

The common shares of Heritage Financial Group are listed on the NASDAQ Global Market under the symbol HBOS. As of March 26, 2010, the Company estimates that it had approximately 1,500 stockholders, including approximately 700 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low common stock prices in 2008 and 2009:

2008	High	Low	Dividends Paid Per Share
First quarter	$ 12.99	$ 10.86	$ 0.07
Second quarter	$ 12.50	$ 11.00	$ 0.07
Third quarter	$ 12.00	$ 8.15	$ 0.07
Fourth quarter	$ 11.00	$ 8.25	$ 0.07
2009			
First quarter	$ 9.00	$ 5.08	$ 0.08
Second quarter	$ 10.03	$ 6.25	$ 0.08
Third quarter	$ 10.79	$ 7.77	$ 0.08
Fourth quarter	$ 8.84	$ 6.63	$ 0.08

The Board of Directors of Heritage Financial Group initiated cash dividend payments to stockholders on October 24, 2005, at a quarterly rate of $0.05 per share. The quarterly rate has increased $0.01 per share each year since January 2007. In January 2010, the increase brought the current rate for 2010 to $0.09 per share. Heritage, MHC, which owns approximately 76% of the Company's common shares, generally has waived its right to receive cash dividends.

The Company's cash dividend policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, these payments will depend upon a number of factors, including capital requirements, regulatory limitations, the Company's financial condition, results of operations and the ability of HeritageBank of the South to pay dividends to the Company. The Company relies significantly upon such dividends from the Bank to accumulate earnings for payment of cash dividends to the stockholders. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources in this Annual Report. See also Note 19 of Notes to Consolidated Financial Statements.

The following graph shows the cumulative total return on the common stock of the Company from June 30, 2005, the day the common stock commenced trading, and December 31, 2009, compared with the SNL MHC Thrift Index and the NASDAQ Composite. Cumulative total return on the stock or the index equals the total increase in value since June 30, 2005, assuming reinvestment of all dividends paid into the stock or the index, respectively. The graph was prepared assuming that $100 was invested in the common stock on June 30, 2005, and also in the indices used for comparison purposes. The stockholder returns shown on the performance graph are not necessarily indicative of the future performance of the common stock of the Company or particular index.


$180
$140
$100
$60
Heritage Financial Group (MHC)
NASDAQ Composite
SNL Thrift MHCs
06/30/05
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	06/30/05	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Hertage Financial Group	$100.00	$107.66	$157.97	$108.43	$ 88.99	$ 74.43
NASDAQ Composite	100.00	107.21	117.42	128.94	76.67	110.32
SNL Thrift MHCs	100.00	102.74	140.84	123.81	129.89	116.95

Corporate Information

Administrative Offices
721 North Westover Boulevard
Albany, Georgia 31707

Company Website
www.eheritagebank.com

Stock Registrar and Transfer Agent
Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Special Counsel
Silver, Freedman & Taff, L.L.P.
3299 K Street, Suite 100
Washington, D.C. 20007

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2010 Annual Meeting upon written request to T. Heath Fountain, Senior Vice President and Chief Financial Officer, Heritage Financial Group, 721 North Westover Boulevard, Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under the Investor Relations section. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Executive Offices.

Annual Meeting of Stockholders
The 2010 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, May 19, 2010, at the Hilton Garden Inn, 101 South Front Street, Albany, Georgia. Stockholders as of March 26, 2010, the record date for the meeting, are cordially invited to attend.


Heritage
FINANCIAL GROUP

721 North Westover Boulevard • Albany, Georgia 31707
www.eheritagebank.com